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III Cascade Plaza
Akron, Ohio 44308

March 6, 2003

To Our Shareholders:

You are cordially invited to attend the Annual Meeting of Shareholders to be held on Wednesday, April 16, 2003 at 10:00 A.M. at the John S. Knight Convention Center, 77 E. Mill Street, Akron, Ohio 44308.

The election of directors will take place at the Annual Meeting. This year we will elect four Class III Directors whose terms will expire at the Annual Meeting in 2006. All of the nominees are currently serving as directors.

Enclosed with this letter is a Notice of Annual Meeting together with a Proxy Statement which contains information with respect to the nominees for director, as well as the other directors who will continue in office.

It is important that your shares be voted, and we hope that you will be able to attend the Annual Meeting. We urge you to execute and return the enclosed form of proxy as soon as possible, whether or not you expect to attend the Annual Meeting in person.

Sincerely,

John R. Cochran
Chairman and Chief Executive Officer



FIRSTMERIT CORPORATION

III CASCADE PLAZA
AKRON, OHIO 44308

March 6, 2003

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To Be Held Wednesday, April 16, 2003

The Annual Meeting of Shareholders of FirstMerit Corporation, an Ohio corporation (''FirstMerit''), will be held at the John S. Knight Convention Center, 77 E. Mill Street, Akron, Ohio, on Wednesday, April 16, 2003, at 10:00 A.M. (local time), for the following purposes:

1. To elect four Class III Directors; and

2. To transact such other business as may properly come before the meeting or any adjournments thereof.

The Board of Directors has fixed the close of business on February 18, 2003, as the record date for the determination of shareholders entitled to notice of and to vote at the Annual Meeting. All shareholders are cordially invited to attend the meeting in person. Whether or not you expect to attend the meeting in person, please fill in, date, sign and return the enclosed Proxy Card.

By Order of the Board of Directors,

Terry E. Patton

Terry E. Patton
Secretary

Akron, Ohio
March 6, 2003

THE 2002 ANNUAL REPORT AND FORM 10-K ACCOMPANY THIS NOTICE

FIRSTMERIT CORPORATION

PROXY STATEMENT

This Proxy Statement is furnished in connection with the solicitation by the Board of Directors of FirstMerit Corporation, an Ohio corporation ("FirstMerit" or "Company"), of the accompanying proxy to be voted at the Annual Meeting of Shareholders to be held on Wednesday, April 16, 2003, at 10:00 A.M. (local time), and at any adjournment thereof. Shares represented by duly executed proxies in the accompanying form received by the Board of Directors prior to the meeting will be voted at the meeting. A shareholder who signs and returns a proxy in the accompanying form may revoke it prior to or at the meeting by giving notice to the Secretary. FirstMerit® is a registered trademark of the Company.

The close of business on February 18, 2003, has been fixed as the record date for the determination of shareholders entitled to notice of and to vote at the meeting. On that date FirstMerit had outstanding approximately 84,529,797 shares of common stock, no par value per share ("Common Stock"), each of which is entitled to one vote. For information concerning principal shareholders, see the section titled "Principal Shareholders" below.

The mailing address of the principal executive offices of FirstMerit is III Cascade Plaza, Akron, Ohio 44308; telephone number (330) 996-6300. This Proxy Statement, together with the related Proxy Card, FirstMerit's 2002 Annual Report and FirstMerit's 2002 Form 10-K, are being mailed to the shareholders of FirstMerit on or about March 6, 2003.

For the election of directors, under Ohio law, FirstMerit's Amended and Restated Articles of Incorporation, and its Amended and Restated Code of Regulations ("Regulations"), if a quorum is present at the meeting, the nominees for election as directors who receive the greatest number of votes cast will be elected directors. A majority of the outstanding shares of Common Stock constitutes a quorum. An abstention from voting any share with respect to the election of any nominee for director or a broker non-vote with respect to that share will not affect the election of directors since the share is not counted for voting purposes.

Election of Directors

Nominees

Four Class III directors have been nominated by the Compensation and Nominating Committee, and the nominations have been approved by the non-employee directors of the Board. These nominees will stand for election at this Annual Meeting of Shareholders.

In 2002 the shareholders, pursuant to Article III, Section 2 of the Regulations, fixed the total number of directors at 15, with each class having five board members. Currently, only Class I has five directors serving.

Proxies cannot be voted for a greater number of persons than the number of nominees named in the Proxy Statement and, as a matter of corporate policy, the Board believes it is important to maintain one or more vacancies in any of the three classes of directors. At this time there are two vacancies, one each in Class II and Class III. This allows a majority of the Board, pursuant to Article III, Section 3 of the Regulations, the flexibility to appoint an individual to each of these classes. That flexibility might be important in connection with a future acquisition or if the Board finds a highly qualified candidate who the Board believes should be appointed prior to the next Annual Shareholder meeting. Any person so appointed would serve until the current term of that class of directors has expired, which could exceed one year.

Set forth below for each nominee for election as a director and for each director whose term will continue after the Annual Meeting of Shareholders is a brief statement, including age, principal occupation and business experience during the past five years, and the number of shares of Common Stock beneficially owned by such director.

The Compensation and Nominating Committee has reviewed and recommended these nominations, which have been approved by the non-employee directors of the Board. If any nominee should become unavailable to serve for any reason, it is intended that votes will be cast for a substitute nominee designated by the Compensation and Nominating Committee and approved by the non-employee directors of the Board. The Compensation and Nominating Committee has no reason to believe that any nominee named will be unable to serve if elected. If a quorum is present, nominees receiving the greatest number of votes cast by shareholders by proxy or in person at the meeting will be elected. A majority of the outstanding shares of Common Stock constitutes a quorum.

NOMINEES FOR ELECTION AS CLASS III DIRECTORS
(Term Expiring in 2006)[a]

Name	Age	Principal Occupation for Past Five Years and Other Information	Shares Beneficially Owned Number-Percent[b][c]
John C. Blickle	52	President of Heidman, Inc., dba McDonald's Restaurants, Akron, Ohio, quick service restaurants	60,341 [d] 2,152 [e] 5,000 [f]
Terry L. Haines	56	President, Chief Executive Officer and Director, A. Schulman, Inc., Akron, Ohio, a publicly held manufacturer and wholesaler of plastic materials	20,568 [e] 24,400 [f]
Robert G. Merzweiler	49	President and Chief Executive Officer, Landmark Plastic Corporation, Akron, Ohio, a manufacturer of plastic products	22,989 [d] 1,500 [e] 5,000 [f]
Jerry M. Wolf	57	Chairman and Chief Executive Officer of Midwest Acoust-A-Fiber, Inc.	12,146 [d] 150 [e] 14,800 [f]

2

CLASS I DIRECTORS CONTINUING IN OFFICE
(Term Expiring in 2004)[a]

Name	Age	Principal Occupation for Past Five Years and Other Information	Shares Beneficially Owned Number-Percent[b][c]
John R. Cochran	60	Chairman and Chief Executive Officer of FirstMerit, Chairman and Chief Executive Officer of FirstMerit Bank, N.A. since February, 1998; formerly President and Chief Executive Officer of FirstMerit Bank; member of the Board of Directors of the Federal Reserve Bank of Cleveland	362,163 [d] 27,420 [e] 819,833 [f]
Richard Colella	67	Attorney, Colella & Kolczun, P.L.L., Lorain, Ohio	8,947 [d] 800 [e] 17,200 [f]
Philip A. Lloyd, II	56	Attorney, Brouse McDowell, a Legal Professional Association, Akron, Ohio	47,354 [d] 359,587 [e][g] 23,200 [f]
Roger T. Read	61	Retired; Chairman, Chief Executive Officer and President, Harwick Chemical Corporation, Akron, Ohio, a manufacturer and wholesaler of chemicals and allied products prior to 1996	153,122 [e] 19,600 [f]
Richard N. Seaman	57	President and Chief Executive Officer, Seaman Corporation, a manufacturer of vinyl coated industrial fabrics	5,300 [d] 17,200 [f]

3

CLASS II DIRECTORS CONTINUING IN OFFICE
(Term Expiring in 2005)[a]

Name	Age	Principal Occupation for Past Five Years and Other Information	Shares Beneficially Owned Number-Percent[b][c]
Karen S. Belden	60	Realtor, The Prudential-DeHoff Realtors, Canton, Ohio	31,540 [d] 167,600 [e][g] 20,800 [f]
R. Cary Blair	63	Chairman and Chief Executive Officer of Westfield Group, Westfield Center, Ohio, a group of financial services companies; Director, The Davey Tree Expert Company, Kent, Ohio, a publicly held horticultural company	6,450 [e] 20,800 [f]
Robert W. Briggs	61	Chairman of the Board (President prior to February, 2000) of the law firm of Buckingham, Doolittle & Burroughs, LLP, Akron, Ohio	5,554 [d] 101,517 [e][g] 20,800 [f]
Clifford J. Isroff	66	Retired since January, 2001; formerly Chairman and Secretary, I Corp., Akron, Ohio, a manufacturing holding company	10,400 [d] 24,400 [f]

[a] Each director has served since the year following the director's name: Mr. Isroff, 1981; Mr. Lloyd, 1988; Mr. Blickle, 1990; Messrs. Merzweiler and Haines, 1991; Mr. Read, 1992; Mr. Cochran, 1995; Mrs. Belden and Messrs. Blair and Briggs, 1996; Messrs. Colella, Seaman, and Wolf, 1998.

[b] Number of shares of Common Stock beneficially owned is reported as of February 14, 2003. Other than Mr. Cochran, no director beneficially owns one percent (1%) or more of the outstanding shares of Common Stock; Mr. Cochran beneficially owns 1.43% of the outstanding shares of Common Stock.

[c] All directors and executive officers as a group (24 persons) beneficially owned 4,149,388 shares of Common Stock as of February 14, 2003, including 2,683,202 options to purchase Common Stock. This represents approximately 4.9% of the outstanding shares of Common Stock as of that date.

[d] Sole voting and/or investment power (includes share rights under the FirstMerit Director Deferred Compensation Plan).

[e] Shared voting and/or investment power.

[f] Shares with respect to which the nominee or director has the right to acquire beneficial ownership by exercising options granted under a FirstMerit stock option plan.

[g] Includes reported beneficial ownership of the following numbers of shares owned by family members, limited liability companies or trusts, as to which the director disclaims any beneficial ownership: Mrs. Belden, 167,600; Mr. Briggs, 101,069; and Mr. Lloyd, 359,587.

There are (and during the past five years there have been) no legal proceedings material to an evaluation of the ability of any director or executive officer of FirstMerit to act in such capacity or concerning such person's integrity, and there are no material proceedings in which any director, officer or affiliate of the Company, or holder of more than 5% of any class of the Company's securities, or associate of any of the foregoing, is a party adverse to FirstMerit or any Subsidiary.

Committees of the Board of Directors

The Board of Directors of FirstMerit has several committees and has appointed members to such committees since the 2002 Annual Meeting of Shareholders. Also, at the regularly scheduled meeting of the Board of Directors in February 2003, the Board approved revisions to its committee structure in response to the corporate governance reforms mandated by the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley"), or proposed or promulgated by the National Association of Securities Dealers, Inc., through its subsidiary, The NASDAQ Stock Market, Inc. ("Nasdaq"). While many of the changes mandated by Sarbanes-Oxley and Nasdaq will not be effective until annual meetings occurring after January 1, 2004, the Company believes it is important to its shareholders to adopt and comply with as many of the reforms as soon as it reasonably can. The Company reconstituted certain Board committees, adopted a Code of Business Conduct and Ethics, addressing conflicts of interest and certain compliance mechanisms and disclosures, and adopted Corporate Governance Guidelines, addressing functions of the Board and its committees. A summary of these changes is set forth below in the section titled "Corporate Governance Reforms." These changes, and the newly constituted committees, will be in effect for the remainder of 2003. The following discussion describes the activities of the former committees for 2002.

The Audit Committee in 2002 consisted of Robert W. Briggs, Chairman, Karen S. Belden, Richard Colella, Richard N. Seaman and Jerry M. Wolf. It met five times during 2002 to examine and review internal and external reports of operations of FirstMerit and its operating subsidiaries (the "Subsidiaries") for presentation to the full Board of Directors.

The Credit Committee consisted of Philip A. Lloyd, II, Chairman, Karen S. Belden, John C. Blickle and Richard Colella. It met five times during 2002 to monitor the lending activities of the Subsidiaries and to help assure such activities were conducted in a manner consistent with FirstMerit's credit policy.

The Compensation and Nominating Committee was appointed to determine and review candidates to nomination for the Board of Directors (subject to the approval by the non-employee members of the Board), to establish policies for and levels of reasonable compensation for directors, officers and employees of FirstMerit and the Subsidiaries, and to administer (among other plans) FirstMerit's stock option plans, the FirstMerit Corporation Executive Incentive Plan (the "Compensation Program") and the Executive Life Insurance Program ("Insurance Plan"). In addition, the Committee was involved in administering the Employee Stock Purchase Plan ("ESPP"), the Pension Plan for Employees of FirstMerit Corporation and the Subsidiaries ("Pension Plan"), the Executive Supplemental Retirement Plan ("SERP") and the FirstMerit Corporation and Subsidiaries Employees' Salary Savings Retirement Plan ("401(k) Plan"). The committee met seven times during 2002. Its members included Roger T. Read, Chairman, R. Cary Blair, Terry L. Haines, Clifford J. Isroff and Philip A. Lloyd, II, although Mr. Lloyd recused himself from determinations relating to compensation subject to Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The Executive Committee evaluates and responds to management's recommendations concerning planning, management, and acquisitions. The Executive Committee is authorized to act for the Board of Directors when the Board is not in session, except in certain limited circumstances. The members of the Executive Committee include Clifford J. Isroff, Chairman, R. Cary Blair, John C. Blickle, John R. Cochran, Philip A. Lloyd, II, and Roger T. Read. It met 12 times during 2002.

There were eight regularly scheduled and special meetings of the Board of Directors in 2002. All the directors attended more than 75% of the aggregate of the total number of meetings of the Board of Directors and the total number of meetings of committees on which each served.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires FirstMerit's directors, officers and persons who own more than ten percent of its Common Stock ("Section 16 Filers") to file reports of ownership and transactions in the Common Stock with the Securities and Exchange Commission (the "Commission"), and to furnish FirstMerit with copies of all such forms filed. FirstMerit understands from the information provided to it by Section 16 Filers that for 2002 all reports were duly and timely filed by the Section 16 Filers, with the exception of the following three filings: a Form 4 by Sid A. Bostic, reporting the acquisition and disposition of 20,000 shares of Common Stock pursuant to the exercise of a non-qualified stock option, was filed four days late on February 14, 2002; a Form 4 by Charles F. Valentine, reporting the acquisition of 47,501 shares of Common Stock pursuant to the exercise of non-qualified stock options, was filed one day late on June 11, 2002; and a Form 4 by John C. Blickle reporting the open market acquisition of 650 shares of Common Stock was filed over one month late on September 17, 2002, due to an administrative error by the Company.

As amended effective August 29, 2002, Section 16(a) of the Exchange Act generally mandates the filing of a Form 4 within two business days after the date of a routine deferral of director or officer compensation under a nonqualified deferred compensation plan, when the deferral is credited to an investment account whose value is derived from the value of the Company's Common Stock. Since August 29, 2002, the Company has assisted its directors and officers in complying with the new two-day requirement, and it will continue to do so in the future. Prior to August 29, 2002, all such deferrals for a full fiscal year could be aggregated and reported on a Form 5 filed after the end of the fiscal year or voluntarily reported earlier on a Form 4. The requirement to file a Form 5 (or, alternatively, Form 4) to report aggregate deferrals for fiscal year 2001 and prior fiscal years was not met. However, since the amendment of Section 16(a), the aggregate deferrals to date have been reflected on each Form 4 required to be filed, and a Form 5 reflecting aggregate deferrals through August 29, 2002 has been filed for an officer not otherwise required to file Form 4.

Corporate Governance Reforms

Pursuant to Sarbanes-Oxley and rules promulgated or proposed thereunder by the Commission and Nasdaq, the Board of Directors reformed committee structures as of February 20, 2003.

The Executive Committee has been retained, and its duties remain substantially the same as in 2002. The members of the Executive Committee for 2003 are R. Cary Blair, John C. Blickle, John R. Cochran, Clifford J. Isroff, Philip A. Lloyd, II, and Roger T. Read. Mr. Isroff is serving as chair of the Executive Committee.

The Credit Committee has been retained, and its duties remain substantially the same as in 2002. The members of the Credit Committee for 2003 are Karen S. Belden, John C. Blickle, Robert W. Briggs, Richard Colella and Philip A. Lloyd, II. Mr. Lloyd is serving as chair of the Credit Committee.

The Audit Committee has been retained, but its composition and duties have been modified to conform to Sarbanes-Oxley and rules promulgated or proposed by the Commission and Nasdaq. The members of the Audit Committee for 2003 are Karen S. Belden, John C. Blickle, Robert G. Merzweiler, Richard N. Seaman and Jerry

M. Wolf. Mr. Blickle is serving as chair. The Board of Directors has determined that it has at least one "audit committee financial expert" serving on its Audit Committee. The chair of the Audit Committee, John C. Blickle, has the attributes listed in the definition of "audit committee financial expert" set forth in the Instruction to Regulation S-K, Item 401(h)(1), and he acquired those attributes through education and experience as a certified public accountant. A copy of the Audit Committee Charter, as revised for 2003, is included as Appendix A to this Proxy Statement.

The duties of the Compensation and Nominating Committee have been assigned to two committees: (i) the Compensation Committee and (ii) the Corporate Governance and Nominating Committee.

The members of the Compensation Committee for 2003 are R. Cary Blair, Terry L. Haines, Clifford J. Isroff, Roger T. Read and Richard N. Seaman. Mr. Read is serving as chair. A copy of the Compensation Committee Charter is included as Appendix B to this Proxy Statement.

The members of the Corporate Governance and Nominating Committee for 2003 are John C. Blickle, Clifford J. Isroff, and Roger T. Read. Mr. Isroff is serving as chair. Acting on the recommendation of the committee, the Board of Directors adopted Corporate Governance Guidelines, a copy of which is included as Appendix C to this Proxy Statement. A copy of the Corporate Governance and Nominating Committee Charter is included as Appendix D to this Proxy Statement.

FirstMerit also adopted a Code of Business Conduct and Ethics, which covers all employees, including the Company's principal executive officer, principal financial officer and principal accounting officer. A copy of FirstMerit's Code of Business Conduct and Ethics is included as Appendix E to this Proxy Statement and is posted on the Company's website, www.firstmerit.com. FirstMerit also will post on its website any waiver or amendment (other than technical, administrative and other non-substantive amendments) to its Code of Business Conduct and Ethics that is granted to or affects the duties of any of its directors or its principal executive, financial and accounting officers. Such posting will be made within five business days after the date of the waiver or amendment and will remain on the website for at least twelve months.

Executive Compensation and Other Information

Summary of Cash and Certain Other Compensation

The following table provides certain summary information concerning the compensation paid or accrued by FirstMerit and its Subsidiaries, to or on behalf of its executive officers. The table shows the compensation of the Chief Executive Officer, each of the four other most highly compensated executive officers of FirstMerit determined as of the end of the last fiscal year (December 31, 2002), and Sid A. Bostic, who formerly served as President and Chief Operating Officer of the Company, but was no longer serving in that capacity as of end of last year (collectively the "Named Executive Officers"), for the fiscal years ended December 31, 2002, 2001 and 2000.

7

Summary Compensation

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation Awards		All Other Compensation[6]
		Salary[1]	Bonus[2]	Other Annual Compensation[3]	Restricted Stock Awards[4]	Securities Underlying Options/SARs[5]	
John R. Cochran	2002	$640,000	$274,500	–0–	$–0–	240,866[7]	$39,792
Chairman and	2001	603,250	–0–	–0–	–0–	187,300	39,417
Chief Executive	2000	583,000	–0–	–0–	–0–	120,000	39,417
Officer							
Terrence E. Bichsel	2002	243,650	114,278	–0–	–0–	36,000	23,611
Executive Vice	2001	233,700	–0–	–0–	–0–	44,800	23,236
President	2000	225,000	15,000	–0–	–0–	–0–	22,954
Sid A. Bostic [8]	2002	418,500	250,000	–0–	–0–	–0–	39,369
Executive Consultant	2001	413,875	–0–	–0–	–0–	194,500	38,994
	2000	400,000	–0–	–0–	–0–	20,000	38,994
Robert P. Brecht	2002	222,075	112,526	–0–	–0–	20,000	25,211
Executive Vice	2001	207,075	–0–	–0–	–0–	47,267[7]	24,836
President	2000	200,000	56,040	–0–	–0–	36,436[7]	24,836
George P. Paidas	2002	227,500	111,980	–0–	–0–	40,000	31,350
Executive Vice	2001	203,125	–0–	–0–	–0–	86,360[7]	30,528
President	2000	192,500	55,825	–0–	–0–	10,172[7]	30,975
Larry A. Shoff	2002	207,431	103,727	–0–	–0–	20,000	15,739
Executive Vice	2001	190,531	–0–	–0–	–0–	41,000	15,364
President	2000	175,000	15,383	–0–	–0–	–0–	15,364

[1] Includes the deferred portion of salary under the 401(k) Plan.

[2] For 2002, 2001 and 2000, the bonus includes the amounts paid or accrued pursuant to the Compensation Program. The amounts included represent the incentive bonus earned for the prior year, but which cannot be determined and paid until the first quarter of the following year, when definitive financial information is available. For 2002 and 2000, the bonus amounts reported may include amounts which were deferred to subsequent periods pursuant to FirstMerit's Executive Deferred Compensation Plan.

[3] Perquisites provided to each of the Named Executive Officers in 2002 did not exceed the disclosure thresholds established under Commission regulations and therefore are not included in these totals.

[4] Other than Messrs. Cochran and Bostic, none of the Named Executive Officers holds restricted stock. No long-term incentive plan payouts were made in 2002.

On March 1, 1995, Mr. Cochran received 25,000 shares of restricted Common Stock pursuant to the FirstMerit Corporation 1995 Restricted Stock Plan and on April 9, 1997, he received 25,200 shares of restricted Common Stock pursuant to the 1997 Stock Plan. As of February 14, 2003, the fair market value of such shares equaled $1,087,332, based upon a closing market price of $21.66 per share on December 31, 2002. The restrictions on the 1995 shares lapse equally over a three-year period which began in March, 2001, and restrictions on the 1997 shares lapse equally over a three-year period beginning in April, 2005, but all may vest at an earlier time due to death, disability, a "Change in Control," "Termination Without Cause" or "Termination for Good Reason." The dividends on such shares are currently paid to Mr. Cochran.

On February 1, 1998, Mr. Bostic received 9,000 shares of restricted Common Stock. As of February 14, 2003, the fair market value of such shares equaled $194,940 based upon a closing market price of $21.66 on December 31, 2002. The restrictions on such shares lapsed with respect to 7,000, 1,000 and 1,000 shares on February 1, 2001, 2002 and 2003, respectively. The dividends on such shares are currently paid to Mr. Bostic.

[5] The terms of the stock options granted in 2002 to the Named Executive Officers are described in detail in the footnotes to the table "Options/SAR Grants in Last Fiscal Year."

[6] "All Other Compensation" for 2002 includes the following: (i) contributions to FirstMerit's 401(k) Plan to match the 2002 pre-tax elective deferral contributions made by each individual to the 401(k) Plan in the amount of $8,250 each; and

(ii) amounts paid or accrued by FirstMerit for life and accidental death insurance under FirstMerit's Insurance Program (together with amounts paid as a tax "gross-up" on such amounts): Mr. Cochran, $31,542, Mr. Bichsel, $15,361, Mr. Bostic, $31,119, Mr. Brecht, $16,961, Mr. Paidas, $23,100 and Mr. Shoff, $7,489. None of the Named Executive Officers received fees as a director or committee member.

[7] Includes the following amounts relating to reload grants from prior years: Mr. Cochran, 60,866, Mr. Brecht, 4,367 with respect to 2001 and 36,436 with respect to 2000, and Mr. Paidas 17,060 with respect to 2001 and 10,172 with respect to 2000.

[8] Mr. Bostic was previously President and Chief Operating Officer until April 17, 2002, at which time the Company entered into a new Employment Agreement with Sid A. Bostic under which he is serving as an Executive Consultant until January 31, 2004.

Stock Options

The following table contains information concerning the grant of stock options and/or dividend units during fiscal 2002 under FirstMerit's 1999 Stock Plan to the Named Executive Officers. No grants were made during 2002 under FirstMerit's 2002 Stock Plan.

Option/SAR Grants in Last Fiscal Year

| | Individual Grants | | | | Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term[2] | |
Name	Number of Total Options/SARs Granted[1]	Percent of Total Options/SARs Granted to Employees in Fiscal Year	Exercise or Base Price	Expiration Date	5%	10%
John R. Cochran	180,000[3]	16.86%	$29.260	04/17/12	$3,312,262	$8,393,922
	60,866[4]	5.70%	29.080	02/15/12	363,400	779,166
Total	240,866	22.56%			3,675,662	9,173,088
Terrence E. Bichsel	36,000[3]	3.37%	27.061	02/21/12	612,666	1,552,617
Sid A. Bostic	0	0.00%	0		0	0
Robert P. Brecht	20,000[3]	1.87%	27.061	02/21/12	340,370	862,565
George P. Paidas	40,000[3]	3.75%	27.061	02/21/12	680,740	1,725,130
Larry A. Shoff	20,000[3]	1.87%	27.061	02/21/12	340,370	862,565
Total	116,000	10.86%			1,974,146	5,002,877
Total All Employees	1,067,673[5]					

[1] The 1999 Stock Plan and 2002 Stock Plan generally provide for granting of incentive stock options ("ISOs"), non-qualified stock options ("NQSOs") (collectively "Stock Options") and shares of restricted stock. The option price per share of ISOs must be equal to the fair market value of a share of Common Stock on the date granted. The option price of NQSOs may be set by the Compensation Committee under the 1999 Stock Plan, but must be equal to the fair market value per share on the date granted under the 2002 Stock Plan. The purchase price of any Stock Option must be paid upon exercise in (i) immediately available funds, (ii) shares of Common Stock, or (iii) a combination of (i) and (ii). If granted by the Committee, a one-time reload option of NQSOs may be granted equal to the number of whole shares used by the participant to exercise an option. Shares of stock acquired upon the exercise of the reload option are restricted from sale or transfer for six months. If so provided by the Committee, an option may be transferred to an option holder's immediate family. In the event of a "Change in Control," unless the Committee otherwise determines, any unvested Stock Options will immediately vest. "Change in Control" basically is defined as (a) a change in a majority of the board (unless the new board members were approved in advance by a 2/3rds vote of the current board), or (b) where the shareholders have to vote to approve a transaction: (i) post-transaction the current FirstMerit shareholders no longer hold 50% of the Common Stock,

(ii) a group has 25% or more of the outstanding Common Stock, and (iii) there has been a change in a majority of the current board.

[2] This computation does not include the value of dividend units. In 2002, the following amounts were accrued as dividend units by the following named Executive Officers: Sid A. Bostic, $49,000, George P. Paidas, $4,900.

[3] The options provided by this grant vest ratably over a three-year period from the date of grant.

[4] These options are from a reload grant provided due to the exercise of a prior grant, and vested on the date of grant.

[5] This number includes Stock Options granted to Named Executive Officers and to FirstMerit employees under the 1999 Stock Plan; no Stock Options were granted under the 2002 Stock Plan.

The following table contains information concerning the exercise of Stock Options under FirstMerit's 1992 Stock Plan, the 1997 Stock Plan, and the 1999 Stock Plan, and information on unexercised Stock Options held as of the end of the 2002 fiscal year, by the Named Executive Officers:

Aggregated Option/SAR Exercises in Last Fiscal Year And Fiscal Year-end Option/SAR Values

Name	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options/SARs at Fiscal Year-End Exercisable/Unexercisable[1]	Value of Unexercised In-the-Money Options/SARs at Fiscal Year-End Exercisable/Unexercisable[2]
John R. Cochran	128,333	$1,861,927	819,833/300,000	$2,517,403/$208,800
Terrence E. Bichsel	–0–	–0–	68,800/48,000	0/0
Sid A. Bostic	20,000	224,400	472,000/0	0/0
Robert P. Brecht	18,432	158,898	101,271/20,000	9,172/0
George Paidas	–0–	–0–	176,032/40,000	0/0
Larry A. Shoff	–0–	–0–	65,000/32,000	0/0

[1] Share information relating to options granted prior to September, 1997 has been restated to give effect to the 2-for-1 stock split effective in that month.

[2] Based upon the closing price of $21.66 reported in the Nasdaq Stock Market for the Common Stock of FirstMerit on December 31, 2002. This computation does not include the value of any dividend units.

Beneficial Ownership and Stock Ownership Guidelines

The following table sets forth certain information regarding the Named Executive Officers' beneficial ownership of the Common Stock of the Company as of February 14, 2003.

Title of Class[1]	Name of Officer	Number of Shares[2]	Percent of Class[3]
Common Stock	John R. Cochran	1,209,416	1.43%
Common Stock	Terrence E. Bichsel	86,822	—
Common Stock	Sid A. Bostic	483,877	—
Common Stock	Robert P. Brecht	139,276	—
Common Stock	George P. Paidas	247,596	—
Common Stock	Larry A. Shoff	72,631	—

[1] None of the Named Executive Officers owns any shares of FirstMerit 6½% Cumulative Convertible Preferred Stock, Series B ("Series B Preferred Stock").

[2] The amounts shown represent the total shares owned outright by such individuals together with shares which are issuable upon the exercise of currently exercisable stock options. These individuals have the right to acquire the shares indicated after their names, upon the exercise of such stock options: Mr. Cochran, 819,833; Mr. Bichsel, 80,800; Mr. Bostic, 472,000; Mr. Brecht 107,938, Mr. Paidas, 189,366; and Mr. Shoff, 71,667.

[3] None of the listed officers other than Mr. Cochran beneficially owns more than one percent of the Common Stock.

The Board adopted stock ownership guidelines for its officers in February 1996. The guidelines state that, within five years after adoption, each officer of FirstMerit should own Common Stock having a market value equal to at least the following multiple of such officer's base salary: Chief Executive Officer and President, five times; Executive Vice President, three times; and Senior Vice President, two times.

Pension Plans

Under the Pension Plan for Employees of FirstMerit Corporation and Affiliates (the "Pension Plan"), a tax-qualified defined benefit pension plan, pension benefits may be paid to executive officers in the future. Executive officers participate in the Pension Plan on the same basis as other employees.

Pension benefits at normal retirement age 65 are based on the average base salary (exclusive of bonuses and overtime, if either exists, and not exceeding $170,000 in 2002) of each participant for the highest four consecutive years during the last ten years of employment. The benefits payable equal the sum of 1.35 percent of such average base salary multiplied by the number of years of credited service, up to 40 years, plus .55 percent of such average base salary in excess of "covered compensation," multiplied by the number of years of credited service not exceeding 35 years. "Covered compensation" for this purpose means the average (without indexing) of the Social Security taxable wage base in effect for each calendar year during the 35-year period ending with the last day of the calendar year in which the participant attains (or will attain) Social Security retirement age.

Contributions to the Pension Plan are actuarially determined and cannot be appropriately allocated to individual participants. As of December 31, 2002, the Named Executive Officers had the following numbers of years of service credited to them: Mr. Cochran had eight years, Mr. Bichsel, three years, Mr. Bostic, five years, Mr. Brecht, 17 years, Mr. Paidas, 23 years and Mr. Shoff, three years.

The following table sets forth estimated annual retirement benefits (assuming the payments are made on a straight-life annuity basis) at age 65 payable to persons in the specified remuneration and years of service classification under the FirstMerit Pension Plan.

Pension Plan Table

Average Base Salary Used for Plan Benefits	Estimated Annual Benefits Upon Retirement on December 31, 2002 with Years of Service Indicated					
	15 years	20 Years	25 Years	30 Years	35 Years	40 Years
$150,000	39,495	52,660	65,825	78,990	92,155	102,280
$200,000	53,745	71,660	89,575	107,490	124,405	138,905
$250,000	69,995	90,660	113,325	135,990	158,655	175,530
$300,000	82,425	109,660	137,075	164,490	191,905	212,155
$350,000	96,495	128,660	160,825	192,990	225,155	248,780
$400,000	110,745	147,660	184,575	221,490	258,405	285,405
$450,000	125,995	166,660	208,325	249,990	291,655	322,030
$500,000	139,245	185,660	232,075	278,490	324,905	358,655
$550,000	153,495	204,660	255,825	306,990	358,155	395,280
$600,000	167,745	223,660	279,575	335,490	391,405	431,905
$650,000	181,995	242,660	303,325	363,990	424,645	468,530
$700,000	196,245	261,660	327,075	392,490	457,905	505,155
$750,000	210,495	280,660	350,825	420,990	491,155	541,780
$800,000	224,745	299,660	374,575	449,490	524,405	578,405
$850,000	238,995	318,660	398,325	477,990	557,655	615,030
$900,000	253,245	337,660	422,075	506,490	590,905	651,655

The foregoing figures are provided without regard to limitations on annual pension benefits that may be paid from a tax-qualified pension plan and trust under the Internal Revenue Code ("Code").

FirstMerit has adopted a SERP for its employees, in which currently only executive officers participate. Under the SERP, persons entitled to receive benefits under the Pension Plan are eligible to receive the excess amounts they would have been entitled to under the Pension Plan but for limitations on maximum benefits imposed by the Code on tax-qualified pension plans. The SERP provides total executive retirement income based upon a formula of 65% of the final two-year average of the executive's earnings plus 1.5% of the final two-year average earnings for each year of service up to ten years. This retirement income "target" is then reduced by the benefits provided by other retirement and supplemental plans, Social Security, and the benefits from previous employers' retirement plans to produce a net benefit under the SERP. In addition, benefits are further reduced by three percent for each year where the retirement age is less than 65 years. The SERP benefit is payable for 15 years.

Compensation and Nominating Committee Interlocks and Insider Participation

The Compensation and Nominating Committee members in 2002 were Roger T. Read, chair, R. Cary Blair, Terry L. Haines, Clifford J. Isroff and Philip A. Lloyd, II. In serving on the Compensation and Nominating Committee, Mr. Lloyd recused himself from determinations relating to compensation subject to Section 16 of the Exchange Act. Effective February 2003, the Compensation Committee members consist of R. Cary Blair, Terry L. Haines, Clifford J. Isroff, Roger T. Read, and Richard N. Seaman; Mr. Read will continue to chair the Committee.

Mr. Lloyd also served on the Executive and Credit Committees in 2002. He is a shareholder of the law firm of Brouse McDowell, A Legal Professional Association ("Brouse McDowell") which performs legal services for FirstMerit and its Subsidiaries. During 2002, Brouse McDowell was paid $305,185 for legal services rendered to FirstMerit and $1,623,924 for legal services rendered to the Subsidiaries. The amount of Mr. Lloyd's interest in such fees cannot be practically determined.

Employment Contracts and Termination of Employment Arrangements

This section discusses the employment contracts and termination agreements for the Chief Executive Officer and the other Named Executive Officers.

Effective December 1, 1998, the Company entered into an Employment Agreement with John R. Cochran which provides that he serve as the Chairman and Chief Executive Officer of the Company, sets his annual base salary at $550,000, which was increased to $640,000 in 2002 (subject to annual review), and also provides for the terms of payment of salary and benefits in the event of his death or disability, termination or a Change in Control. Pursuant to the agreement, Mr. Cochran will receive bonuses in accordance with the Company's Compensation Program. His threshold award under such program was set at 30% of his base salary.

Mr. Cochran also was provided the right to participate in various retirement plans, as well as certain additional benefits provided to executive officers (including those provided to all employees generally), as detailed in the "Summary Compensation" and "Option/SAR Grants in Last Fiscal Year" tables above. The agreement contains a covenant not to compete for a minimum two-year period immediately following termination or expiration of the agreement that is conditioned upon FirstMerit's payment of certain obligations. These obligations consist essentially of the payment of Mr. Cochran's base salary, bonus and other benefits until the earlier of the second anniversary of the termination date or the last day of the month of Mr. Cochran's sixty-fifth birthday. In the event that Mr. Cochran's employment is terminated at his election or for Cause, the covenant not to compete remains in force, notwithstanding that FirstMerit may elect not to make the payments described in the preceding sentence.

The Board of Directors also agreed to nominate Mr. Cochran to the Board of Directors. Additionally, if Mr. Cochran's employment is terminated by FirstMerit without "Cause" or by Mr. Cochran with "Good Reason" during the term of the agreement, his base salary and benefits continue for one year. The agreement terminates November 30, 2003, unless terminated at an earlier time pursuant to its terms.

The employment agreement also provides that if there is a "Change in Control" of FirstMerit, and within three years Mr. Cochran is terminated without Cause or resigns with "Good Reason," or within one year resigns without "Good Reason," he will be entitled to an amount payable in one lump sum. This amount will be equal to (i) the lesser of (a) Mr. Cochran's annual base salary in effect at the time of termination or immediately prior to the change in control (whichever is higher) or (b) one-twelfth of such annual base salary, multiplied by the number of months between the termination and Mr. Cochran's sixty-fifth birthday (including both the months of termination and of Mr. Cochran's birthday), plus (ii) an amount equal to the highest annual incentive compensation paid to Mr. Cochran over the three-year period preceding the change in control. Such amount will not be paid, however, if the termination is (i) due to death, retirement or disability or (ii) by FirstMerit (or its successor) for cause.

In addition, Mr. Cochran is to receive a lump-sum payment after termination equal to (i) the lesser of (a) the annual cost of all accident, disability, and life insurance in effect at the time of termination or immediately prior to the change in control (whichever is higher) or (b) one twelfth of such amount, multiplied by the number of months between the termination and Mr. Cochran's sixty-fifth birthday (including both the months of termination and of Mr. Cochran's birthday). Mr. Cochran also will receive continued health care coverage and continued payment by the Company of premiums on the Executive Life Insurance Policy (plus 40% of such premiums as a tax "gross-up").

Also, in the event of a change in control, Mr. Cochran's stock options and similar rights in which he participates would be subject to immediate vesting. Based upon the closing price of FirstMerit Common Stock on December 31, 2002 of $21.66, and had a change in control occurred on that date, the Company believes Mr. Cochran would have been entitled to a cash payment of approximately $2,744,588. In addition, Mr. Cochran would have received $1,328,056 as reimbursement for the tax imposed under Section 4999 the Code, or any similar tax. FirstMerit also must pay for one year (up to $35,000) of reasonable outplacement expenses incurred by Mr. Cochran in seeking comparable employment through a placement firm.

Effective April 17, 2002, the Company entered in a new Employment Agreement with Sid A. Bostic under which he serves as an Executive Consultant to the Company until January 31, 2004 at an annual salary of $418,500. Pursuant to the terms of this new agreement, the prior Employment Agreement between and among FirstMerit Corporation, FirstMerit Bank, N.A. and Mr. Bostic, dated February 1, 2001 and the Amended and Restated Change of Control Termination Agreement between FirstMerit Corporation and Mr. Bostic, dated February 1, 2001 became null, invalid and of no force or effect. The agreement contains a covenant not to compete for a two-year period immediately following termination or expiration of the agreement.

To promote stability among the other executive officers, the Board of Directors of FirstMerit authorized FirstMerit to enter into agreements with other key officers regarding their termination due to a change in control, or due to a displacement. Displacement means the termination of the employee's employment with the Company as a consequence of a merger, acquisition or like transaction, either before or after the closing of the transaction, and where no change in control of the Company has occurred. An employee cannot receive benefits under both the change in control and displacement agreements. The benefits under the displacement agreements are substantially similar to those provided under the change in control agreements. All of the other Named Executive Officers have agreements which have change in control and displacement provisions.

The change in control agreements each provide that if there is a change in control of FirstMerit, and the Named Executive Officer is subsequently terminated during the term of the his agreement, he will be entitled to an amount payable in one lump sum. This amount will be equal to (i) the lesser of (a) the Named Executive Officer's base salary at the time of termination or immediately prior to the change in control (whichever is greater) multiplied by two, or (b) one twelfth of such annual base salary multiplied by the number of months between the termination and the Named Executive Officer's sixty-fifth birthday (including both the months of termination and of the officer's birthday), plus (ii) an amount equal to the average annual incentive compensation paid to such officer over the two years preceding the change in control, multiplied by two. Such amount will not be paid, however, if the termination is (i) due to death, retirement or disability, (ii) by FirstMerit for cause, or (iii) by the Named Executive Officer other than for good reason. In addition, each Named Executive Officer is to receive benefits during the two-year period after termination which must include medical and life insurance benefits identical to those in effect just before the change in control.

Upon a change in control, each Named Executive Officer also will be entitled to immediate vesting of all stock options and similar rights in which he participates. Based upon the closing price of FirstMerit Common

Stock effective for December 31, 2002 of $21.66, the Company believes that, had a change in control occurred on that date, certain Named Executive Officers would have been entitled to the following payments: Mr. Bichsel, $775,739, Mr. Brecht, $956,233, Mr. Paidas, $993,035, and Mr. Shoff, $608,240. The foregoing totals are limited to the amounts permitted under Section 4999 of the Code without being considered "parachute payments." FirstMerit must also pay for one year (up to $25,000) of reasonable outplacement expenses incurred by the officer in seeking comparable employment through a placement firm.

FirstMerit Compensation and Nominating Committee Report on Executive Compensation

Philosophy and Composition of Committee

FirstMerit's executive compensation program is designed to enable FirstMerit to attract, motivate and retain top quality executive officers by providing a fully competitive and comprehensive compensation package. It provides for base salaries that reflect individual performance as well as annual variable incentive awards payable in cash for the achievement of financial performance goals established historically by the Compensation and Nominating Committee and approved by the non-employee members of the Board of Directors ("non-employee directors"). In addition, long-term, stock-based incentive awards are granted to strengthen the mutuality of interest between the executive officers and FirstMerit's shareholders and to motivate and reward the achievement of important long-term performance objectives of FirstMerit.

FirstMerit's executive compensation program was administered in 2002 by the Compensation and Nominating Committee of the Board of Directors, composed entirely of the following non-employee directors: Roger T. Read, chair, R. Cary Blair, Terry L. Haines, Clifford J. Isroff and Philip A. Lloyd, II. Mr. Lloyd, however, recused himself from determinations relating to compensation subject to Section 16 of the Exchange Act. FirstMerit's executive compensation program will be administered in 2003 by the newly-constituted Compensation Committee, comprised entirely of the following directors that are deemed to be "independent" pursuant to the Company's Corporate Governance Guidelines, in compliance with Nasdaq rules and proposed listing standards ("independent directors"): Roger T. Read, chair, R. Cary Blair, Terry L. Haines, Clifford J. Isroff, Roger T. Read and Richard N. Seaman.

Establishment of Executive Compensation Program and Procedures

In 2002, The Compensation and Nominating Committee utilized the services of Gough Management Co. ("Gough") and Hewitt Associates ("Hewitt"), compensation companies, to make recommendations regarding FirstMerit's executive compensation program. The recommendations of Gough and Hewitt were reviewed by the Committee.

For each executive officer, the Committee is responsible for the establishment of base salary, as well as award level for the annual incentive compensation program, both subject to approval historically by the non-employee directors, and prospectively by the independent directors. The Committee is also responsible for the award level and administration of the stock option programs for executive officers, as well as recommendations regarding other executive benefits and plans, subject to the same approval process. In reviewing the individual performance of the Named Executive Officers whose compensation is detailed in this Proxy Statement, the Committee takes into account the views of the Chief Executive Officer of FirstMerit. In evaluating the Chief Executive Officer's performance for 2002, the Committee reviewed reports submitted by each non-employee member of the Board of Directors and reported on that evaluation directly to the non-employee members of the Executive Committee, and then to all non-employee directors.

As an overall evaluation tool in determining levels of compensation for the FirstMerit executive officers, as well as for the Chief Executive Officer, the Committee reviews the compensation policies of other public companies, as well as published financial industry salary surveys. Although the Committee has not defined or established a specific comparison group of bank holding companies for determination of compensation, those listed in the salary surveys which share one or more common traits with FirstMerit, such as market capitalization, asset size, geographic location, similar lines of business and financial returns on assets and equity, are given more weight. The companies listed in the various salary surveys may or may not be included in the Nasdaq Banks Index (an index included in FirstMerit's "Performance Graph" below), and as such, the Committee is unable to make any comparisons between the two.

Components of Named Executive Officer Compensation

For 2002, the executive compensation program for the Named Executive Officers consisted of four primary components: (i) a base salary; (ii) incentive compensation; (iii) executive benefits, such as life insurance and retirement benefits; and (iv) benefits which are generally available to all employees. These components are discussed in detail below.

Base Salary. Each Named Executive Officer's base salary and performance are reviewed annually. Base salary is determined primarily by evaluating the individual officer's level of responsibility for the position, comparing the position to similar positions within FirstMerit and by comparing salaries detailed in the salary surveys for executives with similar experience and responsibilities outside of FirstMerit.

Significant weight is also given to the views of the Chief Executive Officer of FirstMerit regarding how the Named Executive Officer has succeeded in his annual performance goals. These goals are established annually by the Chief Executive Officer for each Named Executive Officer, including personal and corporate goals. The nature of these goals differs depending upon each officer's job responsibilities. Goals are both qualitative in nature, such as the development and retention of key personnel, quality of products and services and management effectiveness; and quantitative in nature, such as sales and revenue goals, and cost containment.

The Named Executive Officer's base salary was then established by the Committee based upon the items listed above, as well as upon the Company's overall performance during the preceding year. The Committee did not place a specific weight value on any of the above-listed factors. The base salary as established was subject to approval by all non-employee directors in 2002.

Incentive Compensation. Incentive compensation includes two programs: the award of cash bonuses through the Compensation Program and the award of stock options and restricted stock. Participants and awards under FirstMerit's incentive plans were determined by the Committee in 2002, subject to approval by the non-employee directors.

Cash Incentive Compensation. FirstMerit's policy for cash incentive compensation is to reward the achievement of financial objectives established in advance by the Committee. Prior to the beginning of each year performance targets are established by the Committee. The performance targets focus upon the earnings per share of FirstMerit ("EPS"), and depending upon the duties of a Named Executive Officer, the EPS of one or more Subsidiaries. Also included as targets are individual performance goals. The Committee has the right, however, also to take into consideration other factors related to the individual performance of the Named Executive Officer in making an award to him under the Compensation Program. An incentive bonus award for a Named Executive Officer depends upon two basic factors: (i) the position held by the Named Executive Officer, which establishes a maximum bonus available based upon a percentage of the officer's base salary (30-100% of the base salary for the Chief Executive Officer; 20-70% of the base salary for the other Named Executive Officers) and (ii) the extent to which the performance targets, including the EPS target, have been met or exceeded.

All incentive bonus awards are currently paid in cash, unless deferred at the officer's election under FirstMerit's Executive Deferred Compensation Plan. The bonuses paid, or accrued but deferred by the executive in 2002, were based upon FirstMerit's 2001 performance, since definitive financial information is not available until the first quarter of the following fiscal year.

Stock Options. FirstMerit's philosophy for granting stock options is based on the principles of encouraging key employees to remain with the Company by providing them with a long-term interest in the Company's overall performance and an incentive to manage with a view toward maximizing long-term shareholder value. Stock option grants provide an incentive for the creation of shareholder value since the full benefit of the grant to each Named Executive Officer can only be realized with an appreciation in the price of FirstMerit's Common Stock.

Option grants provide the right to purchase shares of FirstMerit's Common Stock at the fair market value on the date of the grant. Stock options are granted to Named Executive Officers pursuant to the 1999 Stock Plan and 2002 Stock Plan using guidelines which include corporate performance and individual responsibilities and performance.

In 2002, the Committee determined and awarded stock options to certain key individuals. The Named Executive Officers were granted options which vest ratably each year over a three-year period from the date of grant. The total number of options granted in 2002 for all participants in the 1999 Stock Plan was 1,067,673 shares of Common Stock, of which 356,866 shares, or 33.42%, were awarded to the Named Executive Officers. This included a reload option for 60,866 shares which was granted at the time of exercise pursuant to the terms of a prior option. No options were granted in 2002 under the 2002 Stock Plan.

Stock Ownership Guidelines. The Board adopted stock ownership guidelines for its officers in February, 1996. The guidelines state that, within five years after adoption, each officer of FirstMerit should own Common Stock having a market value equal to at least the following multiple of the officer's base salary: Chief Executive Officer and President, five times; Executive Vice President, three times; and Senior Vice President, two times. The Board annually reviews the level of ownership to monitor the progress towards attaining these guidelines.

Determination of the Chief Executive Officer's Compensation

John R. Cochran has served as the Chief Executive Officer of the Company since March 1, 1995. Mr. Cochran's compensation package is detailed in this Proxy under the tables and descriptive paragraphs of this section entitled "Executive Compensation and Other Information."

Mr. Cochran's base salary for 2002 was determined by the Committee through an assessment of several factors, including the annual financial results of FirstMerit and his overall performance as a leader of the Company. In determining compensation the annual financial results (which focused on net operating income) were given a 75% weight by the Committee, whereas overall performance as a leader was given a 25% weight by the Committee. Overall performance was further broken down into seven sub-areas, three of which were each given a 20% weight, while the other four were each given a 10% weight. In addition to these factors, the Committee also reviewed information from Gough to determine if there were any overall trends in the financial services industry regarding compensation of chief executive officers that would suggest any adjustments to the amounts to be paid to Mr. Cochran.

17

Based on these factors, the Committee established Mr. Cochran's 2002 annual base salary at $640,000, which was an increase from his prior $610,000 base salary. Mr. Cochran was also granted stock options to purchase 180,000 shares of Common Stock which vest ratably over the next three years, and reload grants from prior years, vesting on the date of grant, to purchase an additional 60,866 shares of Common Stock. All options were granted at a per share price equal to 100% of the fair market value on the date of grant. All options granted were NQSOs and equated to 22.56% of all options granted in 2002 to participants in the 1999 Stock Plan.

Deductibility of Executive Compensation

The Committee has reviewed the qualifying compensation regulations issued by the Internal Revenue Service under Code Section 162(m), which provide that no deduction is allowed for applicable employee remuneration paid by a publicly held corporation to a covered employee to the extent that the remuneration paid to the employee exceeds $1.0 million for the applicable taxable year, unless certain conditions are met. Currently, remuneration is not expected to exceed the $1.0 million base for any employee and therefore, compensation should not be affected by the qualifying compensation regulations. Under the FirstMerit Corporation Executive Deferred Compensation Plan ("Executive Deferred Plan"), which was approved by the shareholders in April 1996, amounts deferred by executives will not be subject to Code Section 162(m). The Executive Deferred Plan permits each executive officer of FirstMerit to elect to defer base salary and incentive compensation in "stock units" (which are not actual shares of FirstMerit Common Stock but are tied to the performance thereof).

The foregoing report has been respectfully furnished by the members of the former Compensation and Nominating Committee as of February 19, 2003, being:

Roger T. Read, Chair	R. Cary Blair
Terry L. Haines	Clifford J. Isroff
Philip A. Lloyd, II	

The Compensation and Nominating Committee was reconstituted as of February 20, 2003 as the Compensation Committee, and is now comprised of the following members: R. Cary Blair, Terry L. Haines, Clifford J. Isroff, Roger T. Read and Richard N. Seaman, with Mr. Read continuing to serve as chair.

Performance Graph

Set forth below is a line graph comparing the yearly percentage change in the cumulative total shareholder return on FirstMerit's Common Stock against the cumulative return of the Nasdaq Banks Index, the Nasdaq Index and the S&P 500 Index for the period of five fiscal years commencing December 31, 1997 and ended December 31, 2002.[1]



	1997	1998	1999	2000	2001	2002
FMER	$100.00	$ 97.13	$ 85.58	$103.96	$109.28	$ 90.79
Nasdaq	$100.00	$140.19	$260.92	$158.70	$125.70	$ 86.41
Nasdaq Banks[2]	$100.00	$ 89.74	$ 84.53	$ 99.50	$112.11	$119.82
S&P 500	$100.00	$128.58	$155.63	$141.46	$124.66	$ 97.12

[1] Assumes that the value of the investment in FirstMerit Common Stock and each index was $100 on December 31, 1997 and that all dividends were reinvested.

[2] This is a CRSP Index and includes all companies on the Nasdaq Stock Market within the SI Codes of 602 and 671. To the extent Nasdaq makes available the identity of the companies which comprise this index, the Company, in a prompt manner, will make such information available to any person requesting such.

Director Compensation

The following table describes the standard arrangements pursuant to which non-employee directors of FirstMerit have been compensated for their services. These arrangements were effective as of April, 2002:

Annual Base Retainer Fee	Fee per Board Meeting	Fee per Committee Meeting
$14,000	$1,000[1]	$1,000[1]

[1] Directors are paid $500 for telephonic Board and committee meetings.

In 2002, each non-employee director also could receive an additional cash payment of between $6,000 to $12,000 if a certain performance-based criterion was met by FirstMerit during fiscal 2001. In 2001, the criterion was met and each such director received an additional payment of $8,000 in 2002. This compensation program was the same for fiscal 2002, so if the performance criterion is met, the cash payment would be payable in 2003.

Each non-employee director who serves as the chair of a Board committee receives additional cash compensation of $1,000 per meeting. Also, Clifford J. Isroff received an additional $36,000 for serving as the chair of the Executive Committee in 2002. Effective February 20, 2003, Mr. Isroff was designated as the Company's "lead" independent director. He will receive the same compensation of $36,000 for serving in that role for 2003. FirstMerit may pay fees to directors who are former officers of FirstMerit or the Subsidiaries but not to directors who are incumbent officers of FirstMerit or the Subsidiaries.

The FirstMerit Director Deferred Compensation Plan ("Director Deferred Plan"), which was approved by the shareholders in April 1996, permits each director of FirstMerit who is not an employee to elect to defer fees in either "stock units" (which are not actual shares of FirstMerit Common Stock, but are tied to the performance thereof), or have them credited by FirstMerit to a deferred benefit account, which is credited with interest at a rate of Moody's plus two. In 2001, FirstMerit established a Rabbi trust for this Plan. Six of FirstMerit's directors participated in the Director Deferred Plan during 2002.

In April, 1999, the shareholders approved the 1999 Stock Plan. This Plan generally provides for granting NQSOs to directors who are not full-time employees of FirstMerit. Under the Plan, up to 200,000 shares of FirstMerit Common Stock may be issued, subject to adjustment in the event of certain corporate transactions as described below. Each non-employee director is awarded annually, on the day after the Annual Meeting of Shareholders, NQSOs to purchase 5,000 shares of Common Stock. This amount may be increased from time to time by the Board. The option price per share is 100 percent of the fair market value of a share of Common Stock on the date the option is granted. The Plan provides that in the event of a change in control, FirstMerit will promptly pay to each participant an amount equal to the aggregate amount accrued on any dividend units held by the participant on the date of the change in control.

In April, 2002, the shareholders approved the 2002 Stock Plan. This Plan generally provides for granting of NQSOs to directors who are not full-time employees of FirstMerit. Under the Plan, up to 300,000 shares of FirstMerit Common Stock may be issued, subject to adjustment in the event of certain corporate transactions as described below. Each non-employee director is awarded annually, on the day after the Annual Meeting of Shareholders, NQSOs to purchase 5,000 shares of Common Stock. This amount may be increased from time to time by the Board, but cannot exceed 10,000 shares annually. The option price per share is 100 percent of the fair market value of a share of Common Stock on the date the option is granted. The Plan provides that in the event of a change in control, FirstMerit will promptly pay to each participant an amount equal to the aggregate amount accrued on any dividend units held by the participant on the date of the change in control.

In February 1996, the Board adopted stock ownership guidelines for its directors. The guidelines state that within five years after adoption, each director of FirstMerit should own Common Stock having a market value equal to at least five times the director's base retainer.

Certain Relationships and Related Transactions

During 2002, certain directors and executive officers of FirstMerit, and their associates, were customers of and had banking transactions with the Subsidiaries in the ordinary course of business. FirstMerit expects that these relationships and transactions will continue in the future. All loans and commitments to loans included in such transactions, including equipment leasing transactions, were made and will be made in the future on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons not employed by or affiliated with FirstMerit. The existing transactions do not involve more than the normal risk of collectibility or present other unfavorable features.

The law firm of Brouse McDowell performed legal services for FirstMerit and the Subsidiaries in 2002. Philip A. Lloyd, II, a Class I Director of FirstMerit, is a shareholder of the law firm. The amounts of such fees for legal services are indicated under "Compensation and Nominating Committee Interlocks and Insider Participation," above. The amount of Mr. Lloyd's interest in such fees cannot practicably be determined.

The law firm of Buckingham, Doolittle & Burroughs received fees for the performance of legal services for one of the Subsidiaries in 2002. Robert W. Briggs, a Class II Director of FirstMerit, is a shareholder of the law firm. The amount of Mr. Briggs' interest in such fees cannot practicably be determined.

The law firm of Colella & Kolczun, P.L.L. received fees for the performance of legal services for one of the Subsidiaries in 2002. Richard Colella, a Class I Director of FirstMerit, is a shareholder of the law firm. During 2002, Colella & Kolczun, P.L.L. was paid $176,023.30. The amount of Mr. Colella's interest in such fees cannot practicably be determined.

FirstMerit and the Subsidiaries also employ other law firms to perform their legal services.

Principal Shareholders

The following table describes the beneficial ownership of Common Stock of each person or entity known by FirstMerit to be the beneficial owner of more than five percent of the total shares issued and outstanding on or about February 14, 2003. Under rules and regulations promulgated by the Commission, a person is deemed to be the "beneficial owner" of all the shares with respect to which he has or shares voting power or investment power, regardless of whether he is entitled to receive any economic benefit from his interest in the shares. As used herein, the term "voting power" means the power to vote or to direct the voting of shares, and "investment power" means the power to dispose of or to direct the disposition of shares.

These parties have certified to the Commission that the shares were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of FirstMerit.

Name and Address of Beneficial Owner	Shares and Nature of Beneficial Ownership	% of Class
Cincinnati Financial Corporation P.O. Box 145496 Cincinnati, OH 45250	7,331,500	8.7%
FirstMerit Bank, N.A. Trust Division 121 S. Main Street Akron, OH 44308	5,392,062	6.4%

Report of the Audit Committee of the Board of Directors

The Audit Committee of the Board of Directors (the "Audit Committee") for 2002 was comprised of five directors and operated under a written charter adopted by the Board of Directors in accordance with applicable rules of the Commission and Nasdaq. Those members were Robert W. Briggs, chair, Richard Colella, Karen S.

Belden, Richard N. Seaman and Jerry M. Wolf, and all such directors were ''independent'' for purposes of the Nasdaq listing standards in effect in 2002. Effective February 2003, the Board adopted a new Audit Committee charter that reflects the corporate governance reforms embodied by current and proposed SEC and Nasdaq rules and listing standards. For 2003, the directors who will serve on the Committee are John C. Blickle, chair, Karen S. Belden, Robert G. Merzweiler, Richard N. Seaman and Jerry M. Wolf. The Board of Directors will ensure that all members of the Audit Committee qualify as ''independent'' under then current Nasdaq standards of independence for Audit Committee members. No member of the Committee in 2003 will receive any payment from FirstMerit other than payment for Board or committee service, and no director will serve on the Audit Committee in the event the director is deemed to be an affiliated person of the Company or any Subsidiary. A copy of the Audit Committee charter, as revised in 2003, is attached to this Proxy Statement as Appendix A.

One of the corporate governance reforms under Sarbanes-Oxley requires each reporting company to disclose whether it has at least one ''audit committee financial expert'' serving on its Audit Committee, and if so, the name of the expert and whether the expert is independent of management. The SEC rules define an audit committee financial expert as a person who has the following attributes acquired through requisite education and experience:

- An understanding of generally accepted accounting principles and financial statements;

- The ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

- Experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant's financial statements, or experience actively supervising one or more persons engaged in such activities;

- An understanding of internal controls and procedures for financial reporting; and

- An understanding of audit committee functions.

Although the ''audit committee financial expert'' disclosure requirement will not be effective until the filing of the Company's Form 10-K for the fiscal year ending December 31, 2003, the Company believes that it has at least one ''audit committee financial expert'' now serving on its Audit Committee, namely John C. Blickle. Mr. Blickle is considered to be independent of Company management under the Company's Corporate Governance Guidelines.

Management is responsible for the Company's internal controls and the financial reporting process. The independent accountants are responsible for performing an independent audit of the Company's consolidated financial statements in accordance with auditing standards generally accepted in the United States and to issue a report thereon. The Audit Committee's responsibility is to monitor and oversee these processes, and the Committee chair, as representative of the Committee, discusses the interim financial information contained in quarterly earnings announcements with both management and the independent auditors prior to public release. The Audit Committee also recommends to the Board of Directors the selection of the Company's independent accountants.

The members of the Audit Committee are not professionally engaged in the practice of auditing or accounting and, other than Mr. Blickle for the purposes described above, are not experts in the fields of accounting or auditing, including in respect of auditor independence. Current Nasdaq rules require each member of the Audit Committee to be able to read and understand financial statements within a reasonable time after appointment, but proposed rules will require this ability at the time of appointment. The Company believes that each member of the Audit Committee as constituted for 2003 satisfies this requirement. Members of the Committee rely without independent verification on the information provided to them and on the representations made by management and the independent accountants, although proposed Nasdaq rules require that each member of the Audit Committee have the authority to engage and determine funding for independent advisors as deemed necessary. Furthermore, the Audit Committee's considerations and discussions referred to above do not assure that the audit of the Company's financial statements has been carried out in accordance with generally accepted auditing standards, that the financial statements are presented in accordance with generally accepted accounting principles or that the Company's auditors are in fact "independent."

In this context, the Audit Committee met and held discussions with management of the Company, who represented to the Audit Committee that the Company's consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States. The Audit Committee reviewed and discussed the consolidated financial statements with both management and the independent accountants. The Audit Committee also discussed with the independent accountants matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees). The Company's independent accountants also provided to the Audit Committee the written disclosures required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and the Audit Committee discussed with the independent accountants their independence. As part of such discussion, the Audit Committee reviewed a report from its auditor and others regarding the fees received in the following categories in 2001 and 2002, as follows:

	2002	2001
Audit Fees:	$482,095	$459,576
Financial Information Systems Design and Implementation:	-0-	$ 20,377
All Other (Non-Audit) Fees:	-0-	$317,869

The Audit Committee has a policy of pre-approving all audit and non-audit services provided to the Company by the auditor of its financial statements.

Based upon the Audit Committee's discussion with management and the independent accountants, and the Committee's review of the representation of management and the report of the independent accountants to the Audit Committee, the Audit Committee as constituted prior to February 20, 2003, recommended that the Board of Directors include the audited consolidated financial statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2002 filed with the Commission. The Audit Committee also recommended that PricewaterhouseCoopers LLP be retained as the Company's independent accountants for the 2003 fiscal year.

Robert W. Briggs, Chair   Richard N. Seaman
Richard Colella   Jerry M. Wolf
Karen S. Belden

The Audit Committee was reconstituted as of February 20, 2003, and is now comprised of the following independent members: John C. Blickle, chair, Karen S. Belden, Robert G. Merzweiler, Richard N. Seaman and Jerry M. Wolf.

Auditors

Upon the recommendation of the Audit Committee, FirstMerit has selected PricewaterhouseCoopers LLP as its auditors for 2003. PricewaterhouseCoopers LLP, and its predecessor Coopers & Lybrand, has served as auditors for FirstMerit since 1992. A representative of the auditors will be present at the meeting and will be available to answer questions. The representative will have the opportunity to make a statement at the meeting.

Shareholder Proposals and Board Nominations

Any proposals to be considered for inclusion in the proxy material to be provided to shareholders of FirstMerit for its next Annual Meeting of Shareholders to be held in 2004 may be made only by a qualified shareholder and must be received by FirstMerit no later than November 1, 2003.

The enclosed proxy card grants the proxy holders discretionary authority to vote on any matter raised at the Annual Meeting. If a shareholder intends to submit a proposal at the Company's 2004 Annual Meeting of Shareholders which is not eligible for inclusion in the Proxy Statement relating to the meeting, and the shareholder fails to give the Company notice in accordance with the requirements set forth in the Securities Exchange Act of 1934, as amended, by January 15, 2004, then the proxy holders will be allowed to use their discretionary authority if a proposal is properly raised at the Company's Annual Meeting in 2004. The submission of such a notice does not ensure that a proposal can be raised at the Company's Annual Meeting.

The Corporate Governance and Nominating Committee will consider nominees for directors of FirstMerit recommended by a shareholder who submits the person's name and qualifications, in writing. Under FirstMerit's Regulations, a shareholder entitled to vote for the election of directors who intends to nominate a director for election must deliver written notice to the Secretary of FirstMerit no later than (i) with respect to the election to be held at an annual meeting of shareholders, 90 days in advance of such meeting, and (ii) with respect to the election to be held at a special meeting of shareholders, the close of business on the seventh day following the date on which notice of such meeting is first given to shareholders. The notice from the shareholder must set forth certain information concerning the shareholder and each nominee, including names and addresses, a representation that the shareholder is entitled to vote and intends to appear in person or by proxy at the meeting, a description of arrangements or understandings between the shareholder and each nominee, such other information required to be included in a proxy statement, and the consent of each nominee to serve as a director of FirstMerit if so elected. The Corporate Governance and Nominating Committee makes its recommendation to the Board of Directors, and nominees are selected by vote of the independent directors of the Board.

Incorporation by Reference

The report of the Compensation and Nominating Committee and the Audit Committee Report (including reference to the independence of the Audit Committee members) above, and the Stock Price Performance Graph, are not deemed filed with the Commission and shall not be deemed incorporated by reference into any prior or future filings made by FirstMerit under the 1933 Act, or the 1934 Act, except to the extent that FirstMerit specifically incorporates such information by reference.

General

The accompanying proxy is solicited by and on behalf of the Board of Directors of FirstMerit, whose notice of meeting is attached to this Proxy Statement, and the entire cost of such solicitation will be borne by FirstMerit.

In addition to the use of the mails, proxies may be solicited by personal interview, telephone and telegram by directors, officers and employees of FirstMerit. Arrangements will be made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of stock held of record by such persons, and FirstMerit will reimburse them for reasonable out-of-pocket expenses incurred by them in connection therewith. FirstMerit has engaged Innisfree M&A Incorporated to aid in the solicitation of proxies in order to assure a sufficient return of votes on the proposals to be presented at the meeting. The costs of such services are estimated at $10,000, plus reasonable distribution and mailing costs.

Management of FirstMerit has no information that other matters will be brought before the meeting. If, however, other matters are properly presented, the accompanying proxy will be voted in accordance with the best judgment of the proxy holders with respect to such matters.

Terry E. Patton
Secretary



Akron, Ohio
March 6, 2003

FIRSTMERIT CORPORATION
Audit Committee Charter

Purpose

The Audit Committee is appointed by the Board of Directors to assist the Board in monitoring (1) the integrity of the financial statements of the Company, (2) the independent auditor's qualifications and independence, (3) the performance of the Company's internal audit function and independent auditors, (4) the compliance by the Company with legal and regulatory requirements, and (5) the effectiveness of internal controls.

The Audit Committee shall prepare the report required by the rules of the Securities and Exchange Commission (the ''Commission'') to be included in the Company's annual proxy statement.

Committee Membership

The Audit Committee shall consist of no fewer than three members. The members of the Audit Committee shall meet the independence and experience requirements of the National Association of Securities Dealers, Inc. (''NASD'') and the rules and regulations of the Commission, as such requirements are interpreted by the Board of Directors in its business judgment. A member of the Audit Committee may not accept any consulting, advising, or other compensatory fee from the Company other than for service on the Board of Directors. Each member will be able to read and understand fundamental financial statements at the time of appointment to the Committee. At least one member of the Audit Committee shall be an audit committee financial expert as defined by the Commission. Audit committee members shall not simultaneously serve on the audit committees of more than two other public companies.

The members of the Audit Committee shall be appointed by the Board on the recommendation of the Corporate Governance and Nominating Committee. Audit Committee members may be replaced by the Board.

Meetings

The Audit Committee shall meet as often as it determines, but not less frequently than quarterly. The Audit Committee shall meet periodically with management, the internal auditors and the independent auditor in separate executive sessions. The Audit Committee may request any officer or employee of the Company or the Company's outside counsel or independent auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

A majority of the members of the Committee will constitute a quorum. Any act of a majority of the members present at any meeting at which a quorum is present shall be an act of the Committee.

Committee Authority and Responsibilities

The Audit Committee shall have the sole authority to appoint or replace the independent auditor. The Audit Committee shall be directly responsible for the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. The independent auditor shall report directly to the Audit Committee.

The Audit Committee shall preapprove all auditing services and permitted non-audit services (including the fees and terms thereof) to be performed for the Company by its independent auditor. The Audit Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant preapprovals of audit and permitted non-audit services, provided that decisions of such subcommittee to grant preapprovals shall be presented to the full Audit Committee at its next scheduled meeting.

The Audit Committee shall have the authority, to the extent it deems necessary or appropriate, to retain independent legal, accounting or other advisors. The Company shall provide for appropriate funding, as determined by the Audit Committee, for payment of compensation to the independent auditor for the purpose of rendering or issuing an audit report and to any advisors employed by the Audit Committee.

The Audit Committee shall make regular reports to the Board. The Audit Committee shall review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval. The Audit Committee shall annually evaluate the Audit Committee's own performance, which evaluation must compare the performance of the Audit Committee with the requirements of this Charter. The performance evaluation shall be conducted in such manner as the Audit Committee deems appropriate. The chairperson of the Audit Committee or any other member of the Audit Committee designated by the Audit Committee shall make a report to the Board on the evaluation which report may be made orally.

The Audit Committee, to the extent it deems necessary or appropriate, shall:

Financial Statement and Disclosure Matters

1. Review and discuss with management and the independent auditor the annual audited financial statements, including disclosures made in management's discussion and analysis, and recommend to the Board whether the audited financial statements should be included in the Company's Form 10-K.

2. Review and discuss with management and the independent auditor the Company's quarterly financial statements prior to the filing of its Form 10-Q, including the results of the independent auditor's review of the quarterly financial statements.

3. Discuss with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements, including any significant changes in the Company's selection or application of accounting principles, any major issues as to the adequacy of the Company's internal controls and any special steps adopted in light of material control deficiencies.

4. Review and discuss quarterly reports from the independent auditors on:

    (a) All critical accounting policies and practices to be used.

    (b) All alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor.

    (c) Other material written communications between the independent auditor and management, such as any management letter or schedule of unadjusted differences.

5. Discuss with management the Company's earnings press releases, including the use of "pro forma" or "adjusted" non-GAAP information, as well as financial information and earnings guidance provided to

analysts and rating agencies. Such discussion may be done generally (consisting of discussing the types of information to be disclosed and the types of presentations to be made).

6. Discuss with management and the independent auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company's financial statements.

7. Discuss with management the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company's risk assessment and risk management policies.

8. Discuss with the independent auditor the matters required to be discussed by Statement on Auditing Standards No. 61 relating to the conduct of the audit, including any difficulties encountered in the course of the audit work, any restrictions on the scope of activities or access to requested information, and any significant disagreements with management.

9. Review disclosures made to the Audit Committee by the Company's CEO and CFO during their certification process for the Form 10-K and Form 10-Q about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company's internal controls.

Oversight of the Company's Relationship with the Independent Auditor

10. Review and evaluate the lead partner of the independent auditor team.

11. Obtain and review a report from the independent auditor at least annually regarding (a) the independent auditor's internal quality-control procedures, (b) any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm, (c) any steps taken to deal with any such issues, and (d) all relationships between the independent auditor and the Company. Evaluate the qualifications, performance and independence of the independent auditor, including considering whether the auditor's quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor's independence, and taking into account the opinions of management and internal auditors. The Audit Committee shall present its conclusions with respect to the independent auditor to the Board.

12. Ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law. Consider whether, in order to assure continuing auditor independence, it is appropriate to adopt a policy of rotating the independent auditing firm on a regular basis.

13. Recommend to the Board policies for the Company's hiring of employees or former employees of the independent auditor who participated in any capacity in the audit of the Company.

14. Discuss with the national office of the independent auditor issues on which they were consulted by the Company's audit team and matters of audit quality and consistency.

15. Meet with the independent auditor prior to the audit to discuss the planning and staffing of the audit.

<u>Oversight of the Company's Internal Audit Function</u>

16. Review the appointment and replacement of the chief internal auditor.

17. Review the significant reports to management prepared by the internal auditing department and management's responses.

18. Review and discuss with the independent auditor and management the internal audit department responsibilities, plan, budget and staffing and any recommended changes in the planned scope of the internal audit.

<u>Compliance Oversight Responsibilities</u>

19. Obtain from the independent auditor assurance that, if it detects or becomes aware of any illegal act, to assure that the Audit Committee is adequately informed and to provide a report if the independent auditor has reached specified conclusions with respect to such illegal acts.

20. Obtain reports from management, the Company's chief internal auditor and the independent auditor that the Company is in conformity with applicable legal requirements and the Company's Code of Business Conduct and Ethics, which includes special ethics obligations for employees with financial reporting responsibilities. Advise the Board with respect to the Company's policies and procedures regarding compliance with applicable laws and regulations and with the Company's Code of Business Conduct and Ethics.

21. Ensure that the Company conducts on an ongoing basis an appropriate review of all related party transactions and that all such transactions are approved by the Audit Committee or a comparable body of the Board of Directors.

22. Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

23. Discuss with management and the independent auditor any correspondence with regulators or governmental agencies and any published reports which raise material issues regarding the Company's financial statements or accounting policies.

24. Review the significant results of regulatory examinations of the Company.

25. Discuss with the Company's General Counsel legal matters that may have a material impact on the financial statements or the Company's compliance policies.

26. Discuss guidelines and policies governing the process by which management assesses and manages the Company's exposure to risk, the Company's major financial risk exposures and the steps management has taken to monitor and control such risks.

Limitation of Audit Committee's Role

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company's financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the independent auditor.

A copy of this charter is posted on the Company's website. Go to www.firstmerit.com and click on Investor Relations.

FIRSTMERIT CORPORATION
Compensation Committee Charter

Purpose

The purpose of the Compensation Committee (the "Committee") of the Board of Directors of FirstMerit Corporation is to discharge the Board's responsibilities relating to compensation for the Company's directors and officers. The Committee has overall responsibility for approving and evaluating the director and officer compensation plans, policies, and programs of the Company. The Committee is also responsible for producing in accordance with the rules and regulations of the Securities and Exchange Commission (the "SEC"), an annual report on executive compensation for inclusion in the Company's annual proxy statement.

Committee Membership

The Committee shall consist of three or more members of the Board, each of whom the Board has determined has no material relationship with the Company and each of whom is otherwise "independent" under the rules of the National Association of Securities Dealers, Inc.

The members of the Committee shall be appointed and replaced by the Board on the recommendation of the Corporate Governance and Nominating Committee. Members shall serve at the pleasure of the Board and for such term, or terms, as the Board may determine.

Committee Structure and Operations

The Board shall designate one member of the Committee as its chairperson. The Committee shall meet in person or telephonically at least three times a year at a time and place determined by the Committee chairperson, with further meetings to occur, or actions to be taken by unanimous written consent, when deemed necessary or desirable by the Committee or its chairperson.

The Committee may invite such members of management to its meetings as it may deem desirable or appropriate, consistent with the maintenance of the confidentiality of compensation discussions. The Company's Chief Executive Officer ("CEO") should not be in attendance during any portion of a meeting where the CEO's performance or compensation are discussed, unless specifically invited by the Committee.

Committee Duties and Responsibilities

The following are the duties and responsibilities of the Committee:

1. Establish, in consultation with senior management, the Company's general compensation philosophy, and oversee the development and implementation of compensation programs.

2. Review and approve corporate and individual goals relevant to CEO compensation, administer the performance evaluation of the CEO by the Board and recommend to the Board the CEO's compensation level based on this evaluation. In recommending the long-term incentive component of the CEO compensation, the Committee shall consider the Company's performance and relative shareholder return, the value of similar incentive awards to CEO's at comparable companies and past awards given to the CEO.

3. Make recommendations to the Board with respect to the Company's incentive compensation plans and equity based plans, oversee the activities of the committees responsible for administering these plans and discharge any responsibilities imposed on the Committee by any of these plans.

4. Review and approve for the CEO and executive officers of the Company a) annual base salary level, b) annual incentive opportunity level, c) long-term incentive opportunity level, d) employment agreements, severance arrangements, change in control or similar termination agreements, and e) other special or supplemental benefits.

5. Prepare and issue the evaluation and reports required under "Committee Reports" below.

6. Any other duties or responsibilities expressly delegated to the Committee by the Board from time to time relating to the Company's compensation programs.

Delegation to Subcommittee

The Committee may, in its discretion, delegate all or a portion of its duties and responsibilities to a subcommittee of the Committee.

Committee Reports

The Committee shall produce the following reports and provide them to the Board.

1. A summary of the pertinent actions taken at each Committee meeting, which shall be presented to the Board at the next Board meeting.

2. An annual report of the Committee on executive compensation for inclusion in the Company's annual proxy statement in accordance with applicable SEC rules and regulations.

3. An annual performance evaluation of the Committee, which evaluation shall compare the performance of the Committee with the requirements of this charter. The performance evaluation shall also recommend to the Board any improvements to this charter deemed necessary or desirable by the Committee. The performance evaluation by the Committee shall be conducted in such manner as the Committee deems appropriate. The report to the Board may take the form of an oral report by the chairperson of the Committee or any other member of the Committee designated by the Committee to make this report.

Resources and Authority of the Committee

The Committee shall have resources and authority appropriate to discharge its duties and responsibilities, including the authority to select, retain, terminate, and approve the fees and other retention terms of special counsel or other experts or consultants, as it deems appropriate without seeking approval of the Board or management. With respect to compensation consultants retained to assist in the evaluation of director, CEO, or senior executive compensation, this authority shall be vested solely in the Committee.

A copy of this Charter is posted on the Company's website. Go to www.firstmerit.com and click on Investor Relations.

FIRSTMERIT CORPORATION
Corporate Governance Guidelines

I. *Introduction*

The Board of Directors of FirstMerit Corporation (the "Company"), acting on the recommendation of its Corporate Governance and Nominating Committee, has developed and adopted a set of corporate governance principles (the "Guidelines") to promote the functioning of the Board and its committees and to set forth a common set of expectations as to how the Board should perform its functions.

II. *Board Composition*

Size of Board:

The size of the Board should facilitate substantive discussions of the whole Board in which each director can participate meaningfully. The number of directors is fixed from time to time by the shareholders and is currently fixed at fifteen.

The Board should have a significant majority of outside directors. A limit on the number of inside directors has not been established so as to provide the Board flexibility in responding to changing circumstances such as future acquisitions or management succession planning. It is the expectation of the Board that the number of inside directors will be strictly limited.

Membership Criteria

The composition of the Board should encompass a broad range of skills, expertise, industry knowledge and diversity of opinion with a reputation for integrity.

Independence Requirement

A majority of the Board shall consist of directors whom the Board has determined have no relationship that would interfere with the exercise of independent judgment in carrying out responsibilities as a director of the Company and who are otherwise "independent" under the rules of the National Association of Securities Dealers, Inc. ("NASD").

III. *Selection of Chairman of the Board and Chief Executive Officer*

The Board may select its Chairman and the Company's Chief Executive Officer in the manner it considers in the best interests of the Company at any given point in time. These positions may be filled by one individual or by two different individuals.

IV. *Selection of Directors*

Nominations

The Board is responsible for selecting the nominees for election to the Company's Board of Directors. The Company's Corporate Governance and Nominating Committee is responsible for recommending to the Board a slate of directors or one or more nominees to fill vacancies occurring between annual meetings of shareholders.

Criteria

The Board should, based on the recommendation of the Corporate Governance and Nominating Committee, select new nominees for the position of director considering the following criteria:

- Personal qualities and characteristics, accomplishments and reputation in the business community;

- Current knowledge and contacts in the communities in which the Company does business;

- Ability and willingness to commit adequate time to Board and committee matters;

- The fit of the individual's skills with those of other directors and potential directors in building a Board that is effective and responsive to the needs of the Company; and

- Diversity of viewpoints, background, experience and other demographics.

Invitation

The invitation to join the Board should be extended by the Board itself via the Chief Executive Officer of the Company and the chairperson of the Corporate Governance and Nominating Committee.

Orientation and Continuing Education

Management, working with the Board, will provide an orientation process for new directors, including background material on the Company, its strategic and operating plans, its risk profile, corporate governance, and meetings with senior management. Periodically, management will provide additional educational sessions for directors on matters relevant to the Company, its strategic and operating plans, its risk profile and corporate governance.

V. *Election Term*

The Board does not believe it should establish term limits. As an alternative to term limits, the Corporate Governance and Nominating Committee will review each director's continuation on the Board every three years. This will allow each director the opportunity to conveniently confirm his or her desire to continue as a member of the Board.

VI. *Retirement of Directors*

Unless otherwise recommended by the Corporate Governance and Nominating Committee, a director who would be age 70 or older at the time of the election shall not stand for re-election. Any employee director should resign from the Board upon resignation, removal or retirement as an employee of the Company or upon a change in present job responsibility.

In the event that the employment status of any director changes from the status held when they came on the Board, the Board through the Corporate Governance and Nominating Committee shall review the continued appropriateness of that director's Board membership.

VII. *Board Meetings*

The Board currently plans at least eight meetings each year, with further meetings to occur at the discretion of the Board.

The Chairman and Chief Executive Officer will establish the agenda for each Board meeting. Management will seek to provide to all directors an agenda and appropriate material in advance of meetings, although the Board recognizes that this will not always be consistent with the timing of transactions and the operations of the business and that in certain cases it may not be possible. Each Board member is free to suggest the inclusion of items on the agenda. Each Board member is free to raise at any Board meeting subjects that are not on the agenda for that meeting. The Board will review the Company's long-term strategic plan and annual operating plan each year.

Materials presented to the Board or its committees should be as concise as possible, while still providing the desired information needed for the directors to make an informed judgment.

VIII. *Executive Sessions*

To ensure free and open discussion and communication among the independent directors of the Board, the independent directors will meet in executive sessions at least twice per year, with no other directors present. The independent directors shall designate a lead director who will preside at the executive sessions.

IX. *The Committees of the Board*

The Company shall have at least the committees required by the rules of NASD. Currently, these are the Audit Committee, the Compensation Committee and a nominating/corporate governance committee, which in our Company is named the Corporate Governance and Nominating Committee. Each of these three committees must have a written charter satisfying the rules of NASD.

All directors, whether members of a committee or not, are invited to make suggestions to a committee chairperson for additions to the agenda of his or her committee or to request that an item from a committee agenda be considered by the Board. Each committee will determine which members of management will attend committee meetings and when to conduct executive sessions without management. Each committee chairperson will give a report of his or her committee's activities at the Board meeting next following the date of a committee meeting.

Each of the Corporate Governance and Nominating Committee, the Audit Committee and the Compensation Committee shall be composed of at least three directors whom the Board has determined have no material relationship with the Company and who are otherwise "independent" under the rules of the NASD. The required qualifications for the members of each committee shall be set out in the respective committees' charters. A director may serve on more than one committee for which he or she qualifies. The Board will determine membership on each committee. It is the sense of the Board that consideration should be given to rotating committee members periodically, but the Board does not feel that rotation should be mandated as a policy.

The Board may, from time to time, establish or maintain additional committees as necessary or appropriate. Currently, the Board maintains two committees in addition to the committees discussed above. These are the Credit Committee and the Executive Committee.

X. *Management Succession*

The Corporate Governance and Nominating Committee should make an annual report to the Board on succession planning. The entire Board will work with the Corporate Governance and Nominating Committee to nominate and evaluate potential successors to the Chief Executive Officer. The Chief Executive Officer should at all times make available his recommendations and evaluations of potential successors, along with a review of any development plans recommended for such individuals.

XI. *Executive Compensation*

Evaluating and Approving Salary for the Chief Executive Officer

The Board, acting through the Compensation Committee, evaluates the performance of the Chief Executive Officer and the Company against the Company's goals and objectives and approves the compensation level of the Chief Executive Officer.

Evaluating and Approving the Compensation of Management

The Board, acting through the Compensation Committee, evaluates and approves the proposals for overall compensation policies applicable to executive officers.

The Compensation Committee periodically retains compensation consultants or other experts to assist the Committee in the performance of these responsibilities.

XII. *Board Compensation*

The Compensation Committee should conduct a review annually of the components and amount of Board compensation in relation to other similarly situated companies. The Compensation Committee will consider that director's independence may be jeopardized if director compensation and perquisites exceed customary levels; if the Company makes substantial charitable contributions to an organization with which a director is affiliated; or if the Company enters into consulting contracts with, or provides other indirect forms of compensation to, a director or an organization with which the director is affiliated. The Compensation Committee will make recommendations to the Board as to the form and amount of director compensation for the Board's final approval.

XIII. *Expectations of Directors*

The business and affairs of the Company shall be managed by or under the direction of the Board in accordance with Ohio law. In performing their duties, the primary responsibility of the directors is to exercise their business judgment in the best interests of the Company. The Board has developed a number of specific expectations of directors to promote the discharge of this responsibility and the efficient conduct of the Board's business.

1. Commitment and Attendance

All directors should make every effort to attend meetings of the Board and meetings of committees of which they are members. Members may attend by telephone to mitigate conflicts.

2. Participation in Meetings

Each director should be sufficiently familiar with the business of the Company, including its financial statements and capital structure, and the risks and competition it faces, to facilitate active and effective participation in the deliberations of the Board and of each committee on which he or she serves. Upon request, management will make appropriate personnel available to answer any questions a director may have about any aspect of the Company's business. Directors should also review the materials provided by management and advisors in advance of the meetings of the Board and its committees and should arrive prepared to discuss the issues presented.

3. Loyalty and Ethics

In their roles as directors, all directors owe a duty of loyalty to the Company. This duty of loyalty mandates that the best interests of the Company take precedence over any interests possessed by a director.

The Company has adopted a Code of Business Conduct and Ethics, including a compliance program to enforce the Code. Certain portions of the Code deal with activities of directors, particularly with respect to transactions in the securities of the Company, potential conflicts of interest, the taking of corporate opportunities for personal use, and competing with the Company. Directors should be familiar with the Code's provisions in these areas and should consult with the Company's counsel in the event of any issues.

4. Other Directorships

The Company values the experience directors bring from other boards on which they serve, but recognizes that those boards may also present demands on a director's time and availability and may present conflicts or legal issues. Directors should advise the chairperson of the Corporate Governance and Nominating Committee and the Chief Executive Officer before accepting membership on other boards of directors or other significant commitments involving affiliation with other businesses or governmental units.

5. Contact with Management

All directors are invited to contact the Chief Executive Officer at any time to discuss any aspect of the Company's business. Directors also have complete access to other members of management. The Board expects that there will be frequent opportunities for directors to meet with the Chief Executive Officer and other members of management in Board and committee meetings and in other formal or informal settings.

Further, the Board encourages management to, from time to time, bring managers into Board meetings who: (a) can provide additional insight into the items being discussed because of personal involvement and substantial knowledge in those areas, and/or (b) are managers with future potential that the senior management believes should be given exposure to the Board.

6. Contact with Other Constituencies

It is important that the Company speaks to the employees and outside constituencies with a single voice, and that management serves as the primary spokesperson.

7. Confidentiality

The proceedings and deliberations of the Board and its committees are confidential. Each director shall maintain the confidentiality of information received in connection with his or her service as a director.

8. Share Ownership

The Board has adopted stock ownership guidelines for directors. The guidelines state that within five years of being elected, directors should own Company common stock having a market value equal to at least five times their base retainer.

XIV. *Evaluating Board Performance*

The Board, acting through the Corporate Governance and Nominating Committee, should conduct a self-evaluation at least annually to determine whether it is functioning effectively. The Corporate Governance and Nominating Committee should periodically consider the mix of skills and experience that directors bring to the Board to assess whether the Board has the necessary tools to perform its oversight function effectively.

Each committee of the Board should conduct a self-evaluation at least annually and report the results to the Board, acting through the Corporate Governance and Nominating Committee. Each committee's evaluation must compare the performance of the committee with the requirements of its written charter, if any.

XV. *Reliance on Management and Outside Advice*

In performing its functions, the Board is entitled to rely on the advice, reports and opinions of management, counsel, accountants, auditors and other expert advisors. The Board and each of its committees shall have the authority to retain and approve the fees and retention terms of its outside advisors. The directors shall also be entitled to have the Company provide reasonable directors' and officers' liability insurance on their behalf, to the benefits of indemnification to the fullest extent permitted by law and the Company's Articles, Code of Regulations and any indemnification agreements, and to exculpation as provided by state law and the Company's Articles.

A copy of these Guidelines is posted on the Company's website. Go to www.firstmerit.com and click on Investor Relations.

FIRSTMERIT CORPORATION
Corporate Governance and
Nominating Committee Charter

Purpose

The purpose of the Corporate Governance and Nominating Committee (the ''Committee'') of the Board of Directors of FirstMerit Corporation (the ''Company'') is to (1) identify and recommend individuals to the Board for nomination as members of the Board and its committees; and (2) to develop and recommend to the Board a set of corporate governance principles applicable to the Company; and (3) to lead the Board in its annual review of the Board's performance.

Committee Membership

The Committee shall consist of three or more members of the Board, each of whom the Board has determined has no material relationship with the Company and each of whom is otherwise ''independent'' under the rules of the National Association of Securities Dealers, Inc.

The members of the Committee shall be appointed and replaced by the Board. Members shall serve at the pleasure of the Board and for such term, or terms, as the Board may determine.

Committee Structure and Operations

The Board shall designate one member of the Committee as its chairperson. The Committee shall meet in person or telephonically at least twice a year at a time and place determined by the Committee chairperson, with further meetings to occur, or actions to be taken by unanimous written consent, when deemed necessary or desirable by the Committee or its chairperson.

Committee Duties and Responsibilities

The following are the duties and responsibilities of the Committee:

1. Make recommendations to the Board from time to time as to changes that the Committee believes to be desirable to the size of the Board or any committee thereof.

2. Identify individuals believed to be qualified to become Board members, and to recommend to the Board the nominees to stand for election as directors at the annual meeting of shareholders or, if applicable, at a special meeting of shareholders. In the case of a vacancy in the office of a director (including a vacancy created by an increase in the size of the Board), the Committee shall recommend to the Board an individual to fill such vacancy either through appointment by the Board or through election by shareholders.

   In nominating candidates, the Committee shall take into consideration such factors as it deems appropriate. These factors may include judgment, skill, diversity, experience with businesses and other organizations of comparable size, the interplay of the candidate's experience with the experience of other Board members, and the extent to which the candidate would be a desirable addition to the Board and any committees of the Board. The Committee may consider candidates proposed by management, but is not required to do so.

3. To develop and recommend to the Board standards to be applied in making determinations as to the absence of material relationships between the Company and a director.

4. In the case of a director nominee to fill a Board vacancy created by an increase in the size of the Board, make a recommendation to the Board as to the class of directors in which the individual should serve.

5. Identify Board members qualified to fill vacancies on any committee of the Board (including the Committee) and to recommend that the Board appoint the identified member or members to the respective committee. In nominating a candidate for committee membership, the Committee shall take into consideration the factors set forth in the charter of the committee, if any, as well as any other factors it deems appropriate including without limitation the consistency of the candidate's experience with the goals of the committee and the interplay of the candidate's experience with the experience of other committee members.

6. Make reports to the Board on the activities of the Committee.

7. Make a report at least annually to the Board on management succession planning.

8. Establish procedures for the Committee to exercise oversight of the evaluation of the Board.

9. Review and reassess the Corporate Governance Guidelines of the Company and recommend any proposed changes to the Board.

10. Prepare and issue the evaluation required under "Performance Evaluation" below.

11. Any other duties or responsibilities expressly delegated to the Committee by the Board from time to time relating to the nomination of Board and committee members.

Delegation to Subcommittee

The Committee may, in its discretion, delegate all or a portion of its duties and responsibilities to a subcommittee of the Committee.

Performance Evaluation

The Committee shall produce and provide to the Board an annual performance evaluation of the Committee, which evaluation shall compare the performance of the Committee with the requirements of this charter. The performance evaluation shall also recommend to the Board any improvements to the Committee's charter deemed necessary or desirable by the Committee. The performance evaluation by the Committee shall be conducted in such manner as the Committee deems appropriate. The report to the Board may take the form of an oral report by the chairperson of the Committee or any other member of the Committee designated by the Committee to make this report.

Resources and Authority of the Committee

The Committee shall have the resources and authority appropriate to discharge its duties and responsibilities, including the authority to select, retain, terminate, and approve the fees and other retention terms of special counsel or other experts or consultants, as it deems appropriate, without seeking approval of the Board or management. With respect to consultants or search firms used to identify director candidates, this authority shall be vested solely in the Committee.

A copy of this Charter is posted on the Company's website. Go to www.firstmerit.com and click on Investor Relations.

FIRSTMERIT CORPORATION
Code of Business Conduct and Ethics

Introduction

At FirstMerit we have earned our reputation as a respected leader in our communities and the financial services industry by conducting business in an ethical, responsible and professional manner. FirstMerit is proud of the high standards of quality and service, which have been our hallmark through the years. These qualities represent fundamental business practices and apply to all employees regardless of where we work within the organization.

This Code of Business Conduct and Ethics covers a wide range of business practices and procedures. It does not cover every issue that may arise, but it sets out basic principles to guide all employees of the Company. All of our employees must conduct themselves accordingly and seek to avoid even the appearance of improper behavior.

The financial services industry is dependent upon the public's trust. Preservation of that trust and FirstMerit's reputation for excellence requires careful observance of the spirit and intent of all the Company's policies, as well as applicable laws and regulations. The Company's Board of Directors and management wholeheartedly endorse this Code and are personally committed to assuring that all employees adhere to these ethical guidelines.

1. *Compliance Standards*

The Company's Director of Human Resources is responsible for applying this Code to specific situations in which questions may arise and has the authority to interpret it in any particular situation. Any questions relating to how this Code should be interpreted or applied should be addressed to the Company's Director of Human Resources.

An employee who is unsure of whether a situation violates this Code should discuss the situation with their superior or their Human Resource Manager to prevent possible misunderstandings and embarrassment at a later date. Those who violate the standards in this Code will be subject to disciplinary action.

Any employee who becomes aware of any existing or potential violation of laws, rules, regulations or this Code is required to report such a violation according to the procedures set forth in the Company's Dishonest Acts Policy which includes a hotline number to which an anonymous telephone call may be made. This hotline is also to be used for the reporting of employee complaints regarding accounting or auditing matters in accordance with the Company's policy for the reporting of such matters. Failure to do so is itself a violation of this Code. To encourage employees to report any violations, the Company will not allow retaliation for reports made in good faith. Employees are expected to cooperate in internal investigations of misconduct.

2. *Business Ethics*

The policy of FirstMerit is to conduct business in accordance with the highest ethical standards and to comply with all laws and regulations applicable to its business. All directors, officers and employees are expected to conduct their personal and business dealings in accordance with the letter, spirit, and intent of all relevant laws and to refrain from any form of illegal, dishonest or unethical conduct.

All directors, officers and employees assume a duty to the Company, its customers and shareholders to act, in all matters, in a manner that will merit the continued trust and confidence of the public. Any activity which might reflect unfavorably upon the Company's or a member's integrity, is to be scrupulously avoided.

Compliance with the Company's policies and this Code is the responsibility of every director, officer, and employee of the Company.

3. Conflicts of Interest

A "conflict of interest" occurs when an individual's private interest interferes or appears to interfere with the interests of the Company. A conflict situation can arise when an employee, officer or director takes action or has interests that make it difficult to perform their Company work objectively and effectively. Conflicts of interest are prohibited as a matter of Company policy, unless they have been approved by the Company. Conflicts of interest may not always be clear-cut, so if you have a question, you should consult with higher levels of management or the Company's Legal Department.

Any employee, officer or director who becomes aware of a conflict of interest or is concerned that a conflict might develop, is required to discuss the matter promptly with the Company's General Counsel, or consult the procedures described in Section 1 of this Code. In particular, an employee, officer or director must never use or attempt to use his or her position at the Company to obtain any improper personal benefit for himself or herself, for his or her family, or for any other person.

Management of estates and trusts is an important part of the trust business of FirstMerit and a conflict of interest will result when an employee accepts appointment as an executor or trustee of a customer's estate (other than a member of the family). Additionally, estate management requires substantial time and effort that could interfere with normal duties.

Employees of FirstMerit are not permitted to engage in any business or to accept any other employment for salary, wages or commissions, either during or after working hours, without the approval of their Department Manager. Permission for outside employment will not be granted in any case where such employment may interfere with, compete with, or conflict with the interests of the Company.

Employees are encouraged to participate in appropriate professional and industry groups and responsible civic organizations, provided such service does not interfere with their duties in the Company. Employees who are approached directly to serve on outside boards of a profit making organization are required, prior to acceptance, to obtain written approval from the Company's Director of Human Resources. Employees will not be allowed to work for competitors as a consultant or board member. Employees are requested to seek guidance from their Human Resource Manager regarding interpretations or applicability of this policy prior to making any commitments to an outside organization.

4. Corporate Opportunities

Employees, officers and directors owe a duty to the Company to advance the Company's business interests when the opportunity to do so arises. Employees, officers and directors are prohibited from taking (or directing to a third party) a business opportunity that is discovered through the use of corporate property, information or position, unless the Company has already been offered the opportunity and turned it down. More generally, employees, officers and directors are prohibited from using corporate property, information or position for personal gain and from competing with the Company.

Sometimes the line between personal and Company benefits is difficult to draw, and sometimes there are both personal and Company benefits in certain activities. The only prudent course of conduct for our employees, officers and directors is to make sure that any use of Company property or services that is not solely for the benefit of the Company is approved beforehand by the Company's Legal Department.

5. *Confidentiality*

In carrying out the Company's business, employees, officers and directors often learn confidential or proprietary information about the Company, its customers or suppliers. Employees, officers and directors must maintain the confidentiality of all information so entrusted to them, except when disclosure is authorized or legally mandated. Confidential or proprietary information of our Company, and of other companies, includes any nonpublic information that would be harmful to the relevant company or useful or helpful to competitors if disclosed. The obligation to preserve confidential information continues even after employment ends.

6. *Fair Dealing*

We have a history of succeeding through honest business competition. We seek competitive advantages through superior performance, never through illegal or unethical business practices. Each employee, officer and director should endeavor to deal fairly with the Company's customers, service providers, suppliers, competitors and employees. No employee, officer or director should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any unfair dealing practice.

The purpose of business entertainment and gifts in a commercial setting is to create good will and sound working relationships, not to gain unfair advantage with customers. It is a federal crime to attempt to corrupt or reward a bank official in connection with a business transaction of the bank or for a bank official to solicit or accept anything of value in connection with a bank transaction. No gift or entertainment should ever be offered, given, provided or accepted by any Company employee, family member of an employee or agent unless it: (1) is not a cash gift, (2) is consistent with the Company's policy on gifts, (3) is not excessive in value, (4) cannot be construed as a bribe and (5) does not violate any laws or regulations. Any questions regarding the appropriateness of a gift or proposed gift should be discussed with the Human Resources Department.

The trust, confidence and close personal relationships that customers often develop with their bankers may result in an employee being named as a recipient of a bequest under a customer's will, as beneficiary of a customer's trust or as personal representative of a customer's estate. Bequests and beneficiary designations may be as inappropriate as other substantial gifts. Such bequests and designations are to be tactfully declined at a customer's first indication of an intended bequest or designation.

7. *Protection and Proper Use of Company Assets*

All employees, officers and directors should protect the Company's assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Company's profitability. All Company assets should be used only for legitimate business purposes. Any suspected incident of fraud or theft should be immediately reported for investigation. The obligation of employees to protect the Company's assets includes its proprietary information. Proprietary information includes intellectual property such as trade secrets, patents, trademarks, and copyrights, as well as business and marketing plans, databases, records, salary information and any unpublished financial data and reports. Unauthorized use or distribution of this information would violate Company policy. It could also be illegal and result in civil or even criminal penalties.

8. Compliance with Laws, Rules and Regulations (Including Insider Trading Laws)

It is the Company's policy to comply with all applicable laws, rules and regulations. It is the personal responsibility of each employee, officer and director to adhere to the standards and restrictions imposed by those laws, rules and regulations. Although not all employees are expected to know the details of these laws, it is important to know enough to determine when to seek advice from superiors, managers or other appropriate personnel. Obeying the law both in letter and in spirit is the foundation on which this Company's ethical standards are built.

Securities Laws and Insider Trading.   Generally, it is both illegal and against Company policy for any individual to profit from undisclosed information relating to the Company or any other company. Anyone who is aware of material nonpublic information relating to the Company may not purchase or sell any of the Company's securities. Also, it is against Company policy for any employee, officer or director, who may have inside or unpublished knowledge about any of our customers or any other company, to purchase or sell the securities of those companies.

Besides the obligation to refrain from trading while in possession of material, nonpublic information, employees are also prohibited from "tipping" others. The concept of unlawful tipping includes passing on information to friends or family members under circumstances that suggest that employees were trying to help them make a profit or avoid a loss. Besides being considered a form of insider trading, tipping is, of course, also a serious breach of corporate confidentiality. For this reason, employees should avoid discussing sensitive information in any place where others may hear such information.

If you are uncertain about the legal rules involving your purchase or sale of any Company securities or any securities in companies that you are familiar with by virtue of your work for the Company, you should consult with the Company's General Counsel before making any such purchase or sale.

9. Using Third-Party Copyrighted Material or Computer Software

FirstMerit employees may sometimes need to use third-party copyrighted material to perform their jobs. Before such third-party material may be used, appropriate authorization from the copyright holder must be obtained. The need for permission may exist whether or not the end product containing third-party material is for personal use; for FirstMerit internal or other use. It is against Company policy and it may be unlawful for any employee to copy, reproduce, scan, digitize, broadcast, or modify third-party copyrighted material when preparing FirstMerit products or promotional materials, unless written permission from the copyright holder has been obtained prior to the proposed use. Improper use could subject both the Company and the individuals involved to possible civil and criminal actions for copyright infringement. It is against Company policy for employees to use the Company's facilities for the purpose of making or distributing unauthorized copies of third-party copyrighted materials for personal use or for use by others.

FirstMerit licenses the use of computer software from a variety of outside companies. FirstMerit does not own this software or related documentation and, unless authorized by the software developer, does not have the right to reproduce such software. Any such software must be used by employees on individual machines, local area networks or on multiple machines, strictly in accordance with the license agreement.

Employees learning of the misuse of software or related documentation within the Company should report the misuse according to the procedures described in Section 1 of this Code.

10. *Antitrust Laws*

The U.S. Economy is based on the principle that competition and profit will produce high-quality goods and services at fair prices. To ensure that this principle is played out in the marketplace, antitrust laws have been enacted prohibiting certain business practices that could inhibit effective competition. These laws are broad and far-reaching. They touch upon and affect virtually all aspects of FirstMerit's operations.

FirstMerit supports these laws not only because they are the law, but also because we believe in the free market and the idea that healthy competition is essential to our long-term success. FirstMerit fully embraces all antitrust laws and avoids conduct that may even give the appearance of being questionable under those laws. In all cases where there is question or doubt about a particular activity or practice, employees should contact the Legal Department before proceeding.

11. *Discrimination and Harassment*

The diversity of the Company's employees is a tremendous asset. We are firmly committed to providing equal opportunity in all aspects of employment and will not tolerate any illegal discrimination or harassment of any kind. Examples include derogatory comments based on racial or ethnic characteristics and unwelcome sexual advances.

12. *Health and Safety*

The Company strives to provide each employee with a safe and healthful work environment. Each employee has responsibility for maintaining a safe and healthy workplace for all employees by following safety and health rules and practices and reporting unsafe practices or conditions.

Violence and threatening behavior are not permitted. Employees should report to work in condition to perform their duties, free from the influence of illegal drugs or alcohol. The use of illegal drugs in the workplace will not be tolerated.

13. *Record-Keeping*

The Company requires honest and accurate recording and reporting of information in order to make responsible business decisions. For example, only the true and actual number of hours worked should be reported.

Many employees regularly use business expense accounts, which must be documented and recorded accurately. If you are not sure whether a certain expense is legitimate, ask your supervisor or your controller. Rules and guidelines are available from the Accounting Department.

All of the Company's books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect the Company's transactions and must conform both to applicable legal requirements and to the Company's system of internal controls. Unrecorded or ''off the books'' funds or assets should not be maintained unless permitted by applicable law or regulation.

Business records and communications often become public, and exaggeration, derogatory remarks, guesswork, or inappropriate characterizations of people and companies that may be misunderstood is to be avoided. This applies equally to e-mail, internal memos, and formal reports. Records should always be retained or destroyed according to the Company's record retention policies.

In accordance with those policies, in the event of litigation or governmental investigation the Company's Legal Department should be consulted.

14. Payments to Governmental Personnel

The U.S. government has a number of laws and regulations regarding business gratuities, which may be accepted by U.S. governmental personnel. The promise, offer or delivery to an official or employee of the U.S. government of a gift, favor or other gratuity in violation of these rules would not only violate Company policy but could also be a criminal offense. State and local governments may have similar rules. The Company's Legal Department can provide guidance to you in this area.

15. Political Contributions

Federal and state laws prohibit the Company from contributing corporate funds or property in support of a political party or a candidate for public office. Similarly, the Company may not compensate employees for time so dedicated (i.e., normal working hours).

More specifically, corporate political contributions are generally illegal and, accordingly, no direct or indirect contribution or expenditure of Company funds or assets shall be made in connection with any federal, state, or local election or in connection with any other political activity. This prohibition includes, in addition to any direct or indirect payment, loan, deposit or guarantee, the performance of services, and the furnishing of anything of value by the employee as part of his or her duties for the Company. Of course, FirstMerit employees may participate in any political activities of their choice on an individual basis, with their own money and on their own time.

Questions as to the propriety of any action that may involve a political candidate or campaign are to be discussed with the Company's Legal Department before taking any steps that may involve any employee or the Company in possible violation of the law.

16. Special Ethics Obligations for Employees with Financial Reporting Responsibilities.

As a public company it is of critical importance that FirstMerit's filings with the Securities and Exchange Commission be accurate and timely. Depending on their position with the Company, employees may be called upon to provide information to assure that the Company's public reports are complete, fair and understandable. FirstMerit expects all of its personnel to take this responsibility very seriously and to provide prompt and accurate answers to inquiries related to the Company's public disclosure requirements.

The Chief Financial Officer, Chief Executive Officer, and Finance Department personnel bear a special responsibility for promoting integrity throughout the Company, with responsibilities to stakeholders both inside and outside of the Company. They have a special role both to adhere to these principles themselves and also to ensure the fair and timely reporting of the Company's financial results and condition.

Because of this special role, the Chief Financial Officer, the Chief Executive Officer and all members of the Finance Department must each:

- Act with honesty and integrity, avoiding actual or apparent conflicts of interest in personal and professional relationships.

- Provide information that is accurate, complete, objective, relevant, timely and understandable to ensure full, fair, accurate, timely, and understandable disclosure in reports and documents that the Company files with, or submits to government agencies and in other public communications.

- Comply with rules and regulations of federal, state and local governments, and other appropriate private and public regulatory agencies.

- Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing one's independent judgment to be subordinated.

- Respect the confidentiality of information acquired in the course of one's work except when authorized or otherwise legally obligated to disclose. Confidential information acquired in the course of one's work will not be used for personal advantage. Share knowledge and maintain skills important and relevant to stakeholder's needs.

- Proactively promote and be an example of ethical behavior as a responsible partner among peers, in the work environment and the community.

- Achieve responsible use of and control over all assets and resources employed or entrusted.

- Promptly report to the Chairperson of the Company's Audit Committee, the Company's Director of Internal Audit or the Company's General Counsel any conduct that the individual believes to be a violation of law or business ethics or of any provision of this Code, including any transaction or relationship that reasonably could be expected to give rise to such a conflict.

Violations of this Financial Officer Code of Ethics, including a failure to report potential violations by others, will be viewed as a severe disciplinary matter that may result in personnel action, including termination of employment. Violations are to be reported in accordance with the procedures described in Section 1 of this Code. To encourage the reporting of violations, the Company will not allow retaliation for reports made in good faith.

17. Waiver of this Code

Any waiver of this Code for executive officers or directors may only be made by the Board of Directors or a committee of the Board and will be promptly reported to the Company's General Counsel for disclosure as required by law or stock exchange regulation.

A copy of this Code is posted on the Company's website. Go to www.firstmerit.com and click on Investor Relations.

FIRSTMERIT CORPORATION

Annual Meeting of Shareholders, April 16, 2003

This proxy is solicited on behalf of the Board of Directors of FirstMerit Corporation.

The undersigned hereby appoints FRANK H. HARVEY, JR. AND JAMES L. HILTON, and each of them, proxies with full power of substitution to vote on behalf of the Shareholders of FirstMerit Corporation on Wednesday, April 16, 2003, and any adjournment(s) and postponement(s) thereof, with all powers that the undersigned would possess if personally present, with respect to the proposals set forth on the reverse side hereof. The affirmative vote of a majority of the shares represented at the meeting may authorize the adjournment of the meeting; provided, however, that no proxy which is voted against a proposal will be voted in favor of adjournment to solicit further proxies for such proposal.

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS SPECIFIED ON THE REVERSE SIDE HEREOF, BUT IF NO SPECIFICATION IS MADE, THIS PROXY WILL BE VOTED "FOR" ELECTION OF THE NOMINATED DIRECTORS. THE PROXIES MAY VOTE IN THEIR DISCRETION AS TO OTHER MATTERS WHICH PROPERLY COME BEFORE THE MEETING.

The undersigned acknowledges receipt from FirstMerit Corporation prior to the execution of this proxy of the Notice of Meeting and a Proxy Statement.

Please sign exactly as your name appears on this proxy.

Please sign this proxy exactly as your name(s) appear(s) on the books of the Company. Joint owners should each sign personally. Trustees, custodians and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, each person must sign. If the stockholder is a corporation, the signature should be that of an authorized officer who should state his or her title.

HAS YOUR ADDRESS CHANGED?   DO YOU HAVE ANY COMMENTS?

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_____   _____

_____   _____

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FIRSTMERIT CORPORATION
C/O American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038

DETACH HERE

[X] PLEASE MARK VOTES
       AS IN THIS EXAMPLE

_____

   1. For the election of four Class III Directors.

	For All Nominees	With-hold	For All Except
FIRSTMERIT CORPORATION	[ ]	[ ]	[ ]

_____

   (01) John C. Blickle, (02) Terry L. Haines,
   (03) Robert G. Merzweiler, and (04) Jerry M. Wolf

   _____

   (Instruction: To withhold authority to vote for any individual nominee, write that nominee's
   name in the space provided above.)

   2. Such other business which is properly brought before said meeting and any
      adjournments thereof.

   THE DIRECTORS RECOMMEND APPROVAL OF THESE MATTERS.

Please be sure to sign and date this Proxy.

Mark box at right if an address change or comment has been noted on the reverse side of this card.   [   ]

Shareholder: _____   Co-owner: _____

sign here: _____   sign here: _____

Date: _____   Date: _____